SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Exact name of Registrant as specified in its charter)

IRSA INVESTMENTS AND

REPRESENTATIONS INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on March 31, 2003 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated:  May 16, 2003

IRSA Inversiones y Representaciones

Sociedad Anónima

and subsidiaries

Free translation of the

Unaudited Consolidated Financial Statements

for the nine-month periods ended

March 31, 2003 and 2002

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2003 and 2002

In thousands of pesos

	March 31, 2003 (Notes 2 and 3)	March 31, 2002 (Notes 2 and 3)
ASSETS
CURRENT ASSETS
Cash and banks	59,301	37,928
Investments (Note 8)	174,015	99,960
Mortgages and leases receivables (Note 5)	32,447	25,546
Other receivables (Note 6)	20,338	115,743
Inventory (Note 7)	10,918	24,040

Total Current Assets	297,019	303,217

NON-CURRENT ASSETS
Mortgages receivables (Note 5)	3,442	7,807
Other receivables (Note 6)	57,901	80,305
Inventory (Note 7)	6,143	66,437
Investments (Note 8)	441,169	613,552
Fixed assets (Note 9)	1,173,879	469,094
Intangible assets	44,392	4,989

Total Non-Current Assets	1,726,926	1,242,184

Total Assets	2,023,945	1,545,401

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	25,879	11,768
Customer advances (Note 10)	12,407	3,211
Short term-debt (Note 11)	63,304	771,697
Salaries and social security charges	3,488	1,505
Taxes payable	10,752	14,346
Other liabilities (Note 12)	18,904	29,036

Total Current Liabilities	134,734	831,563

NON-CURRENT LIABILITIES
Trade accounts payable	4,043	266
Customer advances (Note 10)	26,845	—
Long term-debt (Note 11)	694,331	51,852
Taxes payable	271	—
Other liabilities (Note 12)	6,923	5,204

Total Non-Current Liabilities	732,413	57,322

Total Liabilities	867,147	888,885

Minority interest	441,791	89,170

SHAREHOLDERS’ EQUITY	715,007	567,346

Total Liabilities and Shareholders’ Equity	2,023,945	1,545,401

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

	March 31, 2003 (Notes 2 and 3)	March 31, 2002 (Notes 2 and 3)
Mortgages, leases and services	164,080	108,011
Costs of sales, leases and services	(117,623)	(61,655)

Gross income	46,457	46,356

Selling expenses	(12,339)	(6,477)
Administrative expenses	(25,742)	(24,589)

Subtotal	(38,081)	(31,066)
Loss on purchasers rescissions of sales contracts	5	—
Loss from operations and holding of real estate assets (Note 13)	10,139	26,983

Operating income (Note 4)	18,520	42,273

Financial results, net (Note 14)	216,869	(520,741)
Net income in related companies	(2,706)	(21,490)
Other income and expenses, net (Note 15)	6,893	(3,538)

Subtotal	239,576	(503,496)

Minority interest	(38,325)	(1,788)
Income tax and asset tax	(3,623)	(6,184)

Income (loss) for the period	197,628	(511,468)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Statements of Consolidated Cash Flows(1)

For the nine month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

	March 31, 2003 (Notes 2 and 3)	March 31, 2002 (Notes 2 and 3)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the period	197,628	(511,468)
Adjustments to reconcile net loss to cash flow from operating activities:
• Equity in earnings of affiliated companies	2,706	16,544
• Minority interest in related companies	38,325	1,788
• Results from repurchase Notes	(25,093)	—
• Allowances and provisions	10,115	797
• Amortization and depreciation	69,861	18,107
• Loss from operations and holding of real estate assets	—	(26,983)
• Financial results	(276,798)	441,359
• Income tax	3,623	5,790
• Loss/(Gain)from the sale of fixed assets and intangible assets	(2,132)	583
Changes in assets and liabilities:
• Decrease/(Increase) in current investments	13,436	(22,102)
• Increase in non-current investments	(521)	—
• (Increase)/Decrease in mortgages and leases receivables	(3,486)	30,208
• Decrease/(Increase) in other receivables	4,236	(24,375)
• Decrease in inventory	36,688	44,562
• Increase in intangible assets	(671)	(449)
• Decrease in taxes payable, salaries and social security and customer advances	(6,556)	(1,209)
• (Decrease)/Increase in accounts payable	(2,434)	2,525
• Increase in accrued interest	33,509	44,343
• Cash dividends received	—	2,124
• (Decrease)/Increase in other liabilities	(10,396)	13,368

Net cash provided by operating activities	82,040	35,512

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies and equity investees	—	86,408
• Increase from equity interest in subsidiary companies and equity investees	(52,203)	(20,729)
• Payment for acquisition of undeveloped parcels of land	(651)	(944)
• Loans granted to related parties	—	(51,348)
• Cash acquired (from APSA and Bs. As. Trade S.A)	16,464	—
• Sales of fixed assets	2,132	—
• Purchase and improvements of fixed assets	18,630	(22,001)

Net cash used in investing activities	(15,628)	(8,614)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	396,699	128,212
• Payment of short-term and long-term debt	(273,034)	(138,312)
• Minority shareholders contribution	89	553
• Decrease in mortgages payable	(9,648)	—
• Increase in intangible assets	(6,265)	(2,415)
• Payment of seller financing	(1,185)	(1,503)

Net cash provided by (used in) financing activities	106,656	(13,465)

Net increase in cash and cash equivalents	173,068	13,433
Cash and cash equivalents as of beginning of year	28,377	37,394

Cash and cash equivalents as of end of period	201,445	50,827

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Statements of Consolidated Cash Flows (Continued)

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

	March 31, 2003 (Notes 2 and 3)	March 31, 2002 (Notes 2 and 3)
Supplemental cash flow information
Non-cash activities:
• Increase in inventory through a decrease in fixed assets	13,879	24,073
• Decrease in mortgages receivable through the trust	—	25,137
• Increase in investments through a decrease in mortgages receivable	—	24,416
• Capitalization of exchange difference in Fixed assets	—	12,983
• Decrese in non-current investments trrough a decrease in other liabilities	—	34,126
• Increase in other receivable through a decrease in non-current investments	—	65,912
• Increase in other receivable through a decrease in mortgages receivable	—	3,021
• Increase in investments through a decrease in mortgages receivable	762	—
• Decrease in investments through an increase in mortgages receivable	1,970	—
• Increase in customer advances through a decrease in other liabilities	2,862	—
• Increase in inventory through a decrease in mortgages receivable	2,757	—
• Increase in non-current investments through a decrease in other non-current receivable	117	—
• Increase in inventory through a decrease in fixed assets	1,212	—
• Increase in undeveloped parcels of land through a decrease in inventory	14,210	—
• Increase in fixed asset through an increase in mortgages	3,989	—
• Increase in short and long term-debt though a decrease in other liabilities	35,423	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited consolidated financial statements

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

NOTE 1:	ARGENTINE ECONOMIC SITUATION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government’s ability to comply with its commitments has been impaired, which led it to default in the payment of external debt services at the beginning of 2002.

To overcome the crisis the country is undergoing, as from December 2001 the government issued measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, as from January 2002, laws, decrees and regulations were enacted that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force until then. Among the measures adopted was the establishment of a single free exchange market system, that led to a significant devaluation of the Argentine peso during the first months of 2002; the pesification of certain assets and liabilities in foreign currency held abroad and the resulting increase in local prices.

Impact on the Company’s financial position

As mentioned in Note 13 to the basic financial statements, during November 2002, the Company successfully completed the restructuring of its financial debt. Along these lines, the current cash position will enable the Company to take advantage of the opportunities available on the real estate market, as it did over the previous decade.

The future development of the economic crisis might require the Government to modify some measures adopted or issue additional regulations. Therefore, the Company’s financial statements should be considered in the light of these circumstances.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2:	BASIS OF CONSOLIDATION — CORPORATE CONTROL

a)	Basis of consolidation

The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of March 31, 2003 and 2002 of IRSA Inversiones y Representaciones Sociedad Anónima, the Statements of Income and the Statements of Cash Flows for the three month then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	March 31, 2003	March 31, 2002
COMPANIES	DIRECT OR INDIRECT % OF VOTING SHARES
IRSA International Ltd(1)	—	100,00
Ritelco S.A.(1)	100,00	—
Palermo Invest S.A.	66,67	66,67
Abril S. A.	83,33	83,33
Pereiraola S. A.	83,33	83,33
Baldovinos S. A.	83,33	83,33
Hoteles Argentinos S. A.	80,00	80,00
Buenos Aires Trade & Finance Center S.A(3)	100,00	50,00
Alto Palermo S.A (“APSA”)(2)	54,86	49,34

(1)	In accordance with mentioned in Note 18 to the Unaudited Consolidated Financial Statements, as of June 30, 2002 the Company decided the liquidation anticipated of IRSA International Ltd.
(2)	As from the quarter ended on 30 September 2002 and as a result of the Company’s acquisition of the convertible negotiable bonds (CNB) referred to in Note 23 to the consolidated financial statements, the Company is consolidating its financial statements with those of its subsidiary Alto Palermo S.A. Furthermore, during January 2003, we purchased an additional 3.4 million shares in Alto Palermo, for a total of U$S 2.4 million, taking our equity interest to 54.86%. We also purchased 2.6 million CNB, for a value of U$S 2.9 million, which, together with the 27.3 million underwritten at the time of the issue, has taken our position to 59.9% of the overall CNB issued by our subsidiary.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2:	(Continued)

(3)	On August 16, 2002, the Company and RAGHSA S.A. agreed: i) the redistribution of the block 5M, of the Old Puerto Madero of the City of Buenos Aires, ii) the division and distribution of the charge and commitment to build on those plots of land, previously undertaken before Corporación Antiguo Puerto Madero S.A.(CAPM), iii) the renegotiation of the other commitments and obligations also assumed before CAPM and iv) the exchange of the shares issued by ARSA, BARSA and BAT&FCSA, respectively, which own the plots of land included in block 5M. As a result of the share exchange, the Company now owns 100% of the shares in BAT&FCSA, and transferred its 50% interest in ARSA and BARSA respectively, to RAGHSA S.A.

As a result of the consolidation of the related company Alto Palermo S.A., mentioned above, since the beginning of this fiscal year the Company has discontinued the application of the proportional consolidation method in the preparation of the income statements. Accordingly, the financial statement figures originally issued as of March 31, 2002 have been reclassified to conform them to the presentation as of March 31 , 2003.

b)	Consideration of the effects of inflation

The Company’s financial statements have been prepared according to Pronouncement M.D. 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, which establishes the applicability of Technical Pronouncement No. 6, with the modifications introduced by Technical Pronouncement No. 19 of the Argentine Federation of Professional Council in Economic Sciences as from financial years or non-annual periods ending March 31, 2002.

In line with Pronouncement 441/03 of the National Securities Commission, dated April 8, 2003, as from March 1, 2003 the Company stopped applying the method of restatement of financial statement in uniform currency as established by Technical Pronouncement No. 6 with the modifications introduced by Technical Pronouncement No. 19, both pronouncements issued by the Argentine Federation of Professional Council in Economic Sciences (F.A.C.P.C.E.).

Therefore, the Company’s financial statements are disclosed in uniform currency at February 28, 2003 and any items of a non-monetary nature existing prior to December 31, 2001 have been considered at their recorded values at that date.

The effect of not applying the adjustment for inflation during March 2003 does not imply significant adjustments to the Company’s financial statements at March 31, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2:	(Continued)

The above restatement was made applying the coefficients prepared based on the domestic wholesale price index.

The Company used a conversion factor to restate the comparative financial statements in constant Argentine pesos of February 28, 2003 for comparative purposes.

c.	Reclassifications

Certain reclassifications of prior period information have been made to conform with the current period presentation.

d.	Acquisition of related companies

During the quarter ended March 31, 2002, the Company acquired 30.955% of the capital stock and registered, non-endorsable, convertible negotiable obligations issued by Valle de Las Leñas S.A., falling due on October 31, 2005, with a face value of US$ 3.7 million, for approximately US$ 2.4 million.

On March 4, 2003, the Company sold all its shareholding and negotiable obligations in Valle de las Leñas S.A. for US$ 6.5 million.

e.	Sales in jointly controlled affiliated companies incorporated abroad

i)	Latin American Econetworks N.V (LAE) : On November 7, 2001, the Company sold its interest in LAE for a total consideration of US$ 5,250. The price was fully collected on that date. In July 2000, this company was conceived as a developer of software, technology and internet services.

ii)	Brazil Realty S.A. Empreendimentos e Participaçoes (“Brazil Realty”): As established by the agreement signed on February 28, 2002 and the First Amendment dated May 3, 2002, between Ritelco S.A, IRSA International Limited, IRSA and Creed Holding Ltd, through its subsidiary Ritelco S.A., the Company sold 100% of its participation in Brazil Realty for US$ 44,187 thousand, which had been collected in full at the date of issue of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 a., have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima.

a.	Jointly controlled affiliated companies incorporated abroad

The financial statements of the related companies under joint control set up abroad, used for application of the equity method of accounting to value the investment in those companies, were converted into Argentine pesos at the year-end rate of exchange based on the financial statements of those companies stated in the currency of the country of origin. The conversion method envisages the conversion of monetary assets and liabilities at the exchange rate in force at the end of each period and the non-monetary assets and liabilities and equity accounts based on amounts adjusted for inflation, if applicable, at the exchange rate in force at the end of each period. Average exchange rates were used for the conversion of financial statements that reflect the results for the periods. The net gain/loss for monetary conversion is included in the Financial results, net.

Since March 31, 1999, as a consequence of changes in the variables to measure fluctuations in domestic prices, and the performance of the Brazilian currency compared to the Argentine peso, IRSA International Limited has decided to value its investments in fixed assets and other intangible assets that cannot be disposed of by its subsidiary, Brazil Realty S.A. Empreendimentos e Participaçôes, at their original cost in pesos, less applicable accumulated depreciation, following the calculation method laid down by Technical Resolution No. 13, which was approved by the March 1999 Resolution of the Administrative Board of the Argentine Federation of Professional Councils in Economic Sciences.

b.	Shares and options of Banco Hipotecario S.A.

The shares in Banco Hipotecario S.A. held by Ritelco S.A. (a wholly-owned subsidiary) have been valued at their quotation at the end of the period, less estimated selling expenses, while options were valued at restated cost as mentioned in Note 1.b) to the individual unaudited financial statements or estimated net realizable value, whichever is lower.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

c.	Revenue Recognition

The Company’s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s business segments. As discussed in Note 2.a., the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

c.	Revenue Recognition (Continued)

•	Leases and services from shopping center operations (Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

c.	Revenue Recognition (Continued)

•	International operations

As of December 31, 2001, the Company held a 49.95% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 2.e.ii), the Company sold its ownership interest in Brazil of february 28, 2002.

d.	Intangible assets, net

Intangible assets are carried at cost adjusted for inflation, less accumulated depreciation.

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Advertising expenses

Advertising expenses relate to the Torres de Abasto project, the opening of Abasto Shopping and promotion costs related to Paseo Alcorta. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of operations as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

•	Investment proyects

Investment projects represent expenses primarily related to marketing efforts incurred by the Alto Palermo S.A for the selling of merchandise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

d.	Intangible assets, net (Coninued)

•	Goodwill

Representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation at the end of the period, and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. The goodwill included in this caption was generated by the purchase of shares in Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A.

•	Tenants list-Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall and is amortized using the straight-line method over a five-year period.

e.	Issuance of new technical pronouncements

In accordance with mentioned in Note 1.c) to the individual unaudited financial statements, the main modifications introduced by the new Technical Pronouncements involving significant adjustments to the Company’s financial statements are related to the recording of income tax by the method of deferred tax, the recording of derivatives and the valuation of credits and debts without an express rate at their current value.

NOTA 4:	SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 2.a., the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTA 4:	(Continued)

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	International

This segment includes the results of operations:

—Brazil: for the period ended March 31, 2002. As mentioned in Note 2.e.ii), the Company sold its ownership interest in Brazil in February 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 2 to the unaudited financial statements and in Note 3 to the consolidated unaudited financial statements.

The following information provides the operating results from each business unit:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

As of March 31, 2003:

	Sales and developments	Office and Others(a)	International	Shopping centers	Hotels	Financial and other operations	Total
Income	44,124	14,070	—	80,611	25,275	—	164,080
Costs	(43,897)	(7,204)	—	(51,771)	(14,751)	—	(117,623)
Gross income	227	6,866	—	28,840	10,524	—	46,457
Selling expenses	(2,393)	(74)	—	(7,660)	(2,212)	—	(12,339)
Administrative expenses	(4,041)	(2,524)	—	(12,106)	(7,071)	—	(25,742)
Loss on purchasers rescissions of sales contracts	5	—	—	—	—	—	5
Results from operations and holding of real estate assets	10,139	—	—	—	—	—	10,139

Operating income	3,937	4,268	—	9,074	1,241	—	18,520

Depreciation and amortization(b)	3,505	4,916	—	42,756	4,656	—	55,833

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income/loss.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

As of March 31, 2002

	Sales and developments	Office and Others(a)	International	Shopping centers	Hotels	Financial and other operations	Total
Income	40,184	37,257	—	—	30,570	—	108,011
Costs	(28,816)	(10,401)	—	—	(22,438)	—	(61,655)
Gross income	11,368	26,856	—	—	8,132	—	46,356
Selling expenses	(3,374)	(126)	—	—	(2,977)	—	(6,477)
Administrative expenses	(9,568)	(4,395)	(1,061)	(466)	(9,099)	—	(24,589)
Loss on purchasers rescissions of sales contracts	—	—	—	—	—	—	—
Results from operations and holding of real estate assets	(4,790)	—	31,487	286	—	—	26,983

Operating income	(6,364)	22,335	30,426	(180)	(3,944)	—	42,273

Depreciation and amortization(b)	1,696	6,665	1	—	3,142	—	11,504

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income/loss.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 5:	MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	3,614	2,595	17,105	9,059
Unearned interest	(69)	(215)	(608)	(1,252)
Debtors from rent	38,840	1,119	3,691	—
Rent in litigation	19,244	—	—	—
Debtors under legal proceedings	2,447	—	3,404	—
Checks to be deposited	8,521	—	—	—
Related parties	81	—	3,404	—
Trade accounts receivable for hotel activities	2,435	—	—	—
Less:
Allowance for doubful accounts	(42,666)	(57)	(1,450)	—

	32,447	3,442	25,546	7,807

NOTE 6:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non- Current	Current	Non- Current
Asset tax and prepayments	4,002	42,121	4,460	24,604
Value Added Tax (VAT)	971	2,329	1,150	2,104
C.N. Hacoaj Project	—	—	987	—
Related parties	185	22	365	52,813
Guarantee deposits	1,505	498	—	—
Prepaid expenses	253	—	—	—
Expenses to be recovered	1,111	—	1,508	—
Administration Fund and reserves	232	—	473	—
Advances to be rendered	1,331	—	927	—
Accounts recivable from sale of Brazil Realty S.A.	—	—	65,912	—
Gross sales tax	262	334	—	—
Sundry debtors	1,925	—	2,073	721
Operation pending settlement	1,508	—	33,149	—
Income tax prepayments and withholdings	851	31	679	—
Country club debtors	921	—	771	—
Trust accounts receivable	—	433	—	—
Tax credit certificates	3,738	—	2,420	—
Interest rate swap receivable	458	12,133	—	—
Other	1,085	—	869	63

	20,338	57,901	115,743	80,305

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 7:	INVENTORY

The breakdown for this item is as follows:

	March 31, 2003
	Current	Non- Current
Constitución 1111	—	—
Dique IV	—	—
Minetti “D”	—	79
Madero 1020	1,637	—
Caballito plots of land	—	—
Pilar	—	—
Rivadavia 2768	—	153
Santa Fe 1588	—	—
Sarmiento 517	—	354
Torres Jardín	184	300
V.Celina	—	53
Abril/Baldovinos	6,248	4,899
Alto Palermo Park	1,216	—
Salguero 3331	—	234
Alto Palermo Plaza	—	—
Benavídez	—	—
Torres de Abasto	555	—
Resale merchadise	7	—
Other properties	750	71
Other	321	—

	10,918	6,143

	March 31, 2002
	Current	Non- Current
Constitución 1111	—	2,617
Dique IV	—	6,159
Minetti “D”	489	80
Madero 1020	—	—
Caballito plots of land	—	19,900
Pilar	—	3,408
Rivadavia 2768	—	—
Santa Fe 1588	—	—
Sarmiento 517	—	—
Torres Jardín	428	436
V.Celina	—	—
Abril/Baldovinos	12,024	15,655
Alto Palermo Park	7,583	1,826
Salguero 3331	—	—
Alto Palermo Plaza	1,265	1,082
Benavídez	—	14,208
Torres de Abasto	—	—
Resale merchadise	—	—
Other properties	2,251	1,066
Other	—	—

	24,040	66,437

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 8:	INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2003	March 31, 2002
Current
Letes	—	16,664
Cedro	147	—
Bocanova	308	—
Boden	1,156	—
Bocon Pro 1	—	6,872
IRSA I Trust Exchangeable Certificate	169	—
Commercial Paper Banco Rio	995	—
Call Plata	58	—
Banco Hipotecario S.A.	—	22,170
Time deposits and money markets	92,569	12,900
Mutual funds	73,249	41,354
Tarshop Trust	5,364	—

	174,015	99,960

Non-current
Alto Palermo S.A.	—	344,313
Llao—Llao Resorts S.A.	14,144	8,798
Banco de Crédito y Securitización S.A.	7,007	7,008
Banco Hipotecario S.A.	20,099	13,501
IRSA Telecomunicaciones N.V.	—	3,661
Pérez Cuesta S.A.C.I.	13,032	—
E-Commerce Latina S.A	4,112	—
IRSA I Trust Exchangeable Certificate	8,967	21,135
Tarshop Trust	4,182	—
Art work	37	37
Other investments	188	30

	71,768	398,483

Undeveloped parcels of land:
Constitucion 1111	1,883	—
Dique IV	6,160	—
Caballito plots of land	13,616	—
Padilla 902	246	—
Pilar	3,407	—
Torres Jardín IV	2,231	3,031
Puerto Retiro	46,203	46,349
Benavidez	14,210	—
Santa María del Plata	116,065	124,425
Pereiraola	21,873	21,828
Bs. As. Trade and Finance Center S.A	25,973	4,808
Buenos Aires Realty S.A.	—	5,657

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 8:	(Continued)

	March 31, 2003	March 31, 2002
Undeveloped parcels of land:
Argentine Realty S.A.	—	5,876
Coto	9,042	—
Caballito	24,801	—
Rosario	56,228	—
Neuquén	8,519	—
Alcorta Plaza	15,845	—
Other parcels of undeveloped land	3,099	3,095

	369,401	215,069

	441,169	613,552

NOTE 9:	FIXED ASSETS

The breakdown for this item is as follows:

	March 31, 2003	March 31, 2002
Hotels
Hotel Intercontinental	57,972	67,722
Hotel Libertador	40,195	55,499

	98,167	123,221

Office buildings
Edificios costeros (Dique II)	23,564	26,704
Laminar Plaza	28,096	32,333
Libertador 498	35,486	53,417
Libertador 602	2,491	3,168
Madero 1020	7,617	20,471
Maipú 1300	40,889	47,331
Reconquista 823	17,490	21,383
Suipacha 652	9,945	13,973
Alto Palermo Plaza	—	1,080
Intercontinental Plaza	64,071	71,710
Costeros Dique IV	17,583	23,084
Other	—	12,466
Other office buildings	6,648	—

	253,880	327,120

Commercial real estate
Alsina 934	1,492	1,522
Constitución 1111	399	6,025

	1,891	7,547

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 9:	(Continued)

	March 31, 2003	March 31, 2002
Other fixed assets
Abril	2,166	2,639
Alto Palermo Park	794	1,075
Thames	3,764	4,526
Other	3,658	2,966

	10,382	11,206

Shopping Center
Alto Avellaneda	94,051	—
Alto Palermo	252,224	—
Paseo Alcorta	73,580	—
Abasto	191,303	—
Patio Bullrich	129,411	—
Buenos Aires Design	22,763	—
Nuevo Noa	21,211	—
Other properties	13,377	—
Other	11,639	—

	809,559	—

	1,173,879	469,094

NOTE 10:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non- Current	Current	Non- Current
Entrance fees	7,615	14,437	—	—
Advance payments for rents	2,627	12,132	38	—
Advance payments from customers	2,165	276	3,173	—

	12,407	26,845	3,211	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 11:	SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non- Current	Current	Non- Current
Convertible bond APSA 2006(1)	—	59,598	—	—
Accrued interest—Convertible bond APSA 2006(1)	1,225	—	—	—
Negotiable obligations APSA(2)	6,349	73,361	—	—
Accrued interest—Negotiable obligations APSA(2)	2,819	—	—	—
Related parties	2,423	—	—	—
Bank debts(3)	37,964	151,980	470,970	51,852
Accrued interest—bank loans(3)	3,010	—	5,064	—
Bond 100 M.(4)	—	298,000	—	—
Interest-Bond 100 M.(4)	9,073	—	—	—
Negotiable obligations 2009—principal amount(4)	—	111,392	223,989	—
Negotiable obligations 2009—accrued interest(4)	393	—	295	—
Other	48	—	71,379	—

	63,304	694,331	771,697	51,852

(1)	U$S 49,954 thousand corresponds to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of U$S 50,000 million, as detailed in Note 23 to the consolidated financial statements, net of the CNB underwritten by the Company for $ 89,266 M.
(2)	Includes:
(a)	$ 49,833 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(b)	$ 9,561 thousand corresponding to secured general liabilities of APSA originally issued for a value of U$S 40.000 M, and which mature on 13 January 2005, on which date the full amount of the principal will be amortized. The current negotiable bonds are secured by the fiduciary assignment in the interest of the holders of the total share capital in Shopping Alto Palermo S.A. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans
(c)	$ 20,316 thousand corresponding to secured general liabilities in Shopping Alto Palermo S.A. (SAPSA). The terms of the liabilities require SAPSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(3)	Includes mainly:
(a)	U$S 51,000 thousand corresponding to an unsecured loan falling due in the year 2009, as detailed in Note 6 to the basic financial statements.
(b)	$ 33,087 thousand current, corresponding to a loan secured with real estate assets belonging to Hoteles Argentinos S.A., as detailed in Note 16 to the consolidated financial statements.
(c)	$ 4,877 thousand corresponding to other current bank loans.
(4)	Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of U$S 100 million as set forth in Note 6 to the basic financial statements.
(5)	Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 6 and 12 c. a to the basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 12:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non-current	Current	Non-current
Seller financing	6,677	—	1,330	1,207
Dividends payable	3,005	—	10,932	—
Intercompany	1,129	—	—	669
Guarantee deposits	855	797	1,500	2,182
Provision for discounts	15	—	55	—
Provision for lawsuits and contingencies	2,244	4624	33	400
Rebilled condominium expenses	66	—	1,035	—
Directors’ deposits	—	8	—	13
Fund administration	—	491	—	—
Operation pending settlement	3,072	—	9,326	—
Other provisions	275	—	1,019	—
Collections on behalf of third parties	48	—	145	—
Pending settlements for sales of plots	151	—	1,701	—
Profits not yet realized	212	955	—	—
Other	1,155	48	1,960	733

	18,904	6,923	29,036	5,204

NOTE 13:	RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

The breakdown for this item is as follows:

		March 31, 2003	March 31, 2002
Results from transactions related to shares of real estate companies		10,139	31,772
Results from holding of real estate assets		—	(4,789)

	(1)	10,139	26,983

(1)	This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

NOTE 14:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	March 31, 2003	March 31, 2002
Financial results generated by assets:
Interest income	15,505	401
Gain/(loss) on financial operations	17,713	(79,356)
Exchange gain/ (loss)	(59,071)	148,007
Loss on exposure to inflation	(13,489)	(165,090)

	(39,342)	(96,038)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 14:	(Continued)

	March 31, 2003	March 31, 2002
Financial results generated by liabilities:
Discounts	26,154	—
Exchange gain/(loss)	258,323	(581,441)
Gain on exposure to inflation	6,837	208,363
Financial expenses	(35,103)	(51,625)

	256,211	(424,703)

Financial results, net	216,869	(520,741)

NOTE 15:	OTHER INCOME AND EXPENSES; NET

	March 31, 2003	March 31, 2002
Other income:
Gain on early redemption of debt	12,936	—
Gain from the sale of fixed assets and intangible	2,132	—
Other	685	842

	15,753	842

Other expenses:
Unrecoverable VAT	(800)	(1,181)
Donations	(332)	(315)
Contingencies for lawsuits	(3,871)	—
Debit and credit tax	(841)	(1,386)
Other	(3,016)	(1,498)

	(8,860)	(4,380)

Other income and expenses, net	6,893	(3,538)

NOTE 16:	RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

In June 1993, Tandanor sold the plot of land near Puerto Madero denominated “Planta 1” to Puerto Retiro S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 16:	(Continued)

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff’s claim shall be rejected by the courts.

Hoteles Argentinos S.A.: mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. Buenos Aires for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for nine-month loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable during the interest bearing periods, which ranges from 6.56% to 8.46% per year.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

At the date of issue of these financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on Juanuary 26, April 29, July 29, October 26, 2002, January 26 2003 and April 29, 2003 respectivelly and the interest installment amounting to US$ 672 thousand falling due on July 29, October 26, 2002, January 26, 2003 and April 29, 2003 were not paid. Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans in these financial statements.

Alto Palermo S.A.—Restricted assets.

a)	As of March 31, 2003, APSA records funds for $ 108 thousand in other current receivables, which have been restricted by the Federal Court of First Instance dealing with Labor Matters No. 40—Single Clerk’s Office, in relation to the case entitled “Del Valle Soria, Delicia v. New Shopping S.A.”, dismissal without legal justification.

b)	As of March 31, 2003, the Company records $ 14.4 million for shares in Emprendimiento Recoleta S.A. on which a pledge has been set up.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 16:	(Continued)

c)	As of March 31, 2003, the Company records a balance of $ 149 million in non-current financial debts, corresponding to derivative financial instruments used as collateral for operations.

d)	As of March 31, 2003, Shopping Neuquén S.A. includes $ 48 thousand in financial loans, corresponding to a mortgage set up on acquired land for $ 3,314 thousand.

e)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

f)	On December 19, 2001 a “Guarantee Trust” agreement was entered into by and between Tarshop S.A., as Trustor, and HSBC Participaciones (Argentina) S.A., as Trustee, to secure compliance by Tarshop S.A with its obligations with the beneficiary, HSBC Bank Argentina S.A.. Those obligations include a loan for $ 1,5 million requested by Tarshop S.A. on November 9, 2000.

The trust assets include receivables in favor of Tarshop S.A. for coupons issued for amounts charged to certain users of the Shopping card (Tarjeta Shopping) issued by Tarshop S.A..

Buenos Aires Trade & Finance Center S.A..

On October 18, 1999, the Company set up a first mortgage in favor of Corporación Antiguo Puerto Madero Sociedad Anónima as collateral for the balance of the price of U$S 6,428,943,90 (principal and interest) for the acquisition of the Plot of Land 1 of Block 5 M of Dock 3 of Puerto Madero, in the City of Buenos Aires, which will fall due on December 9, 2002. At the financial closing date the full amount of the debt was settled (principal, VAT and interest) and repaid this mortgages.

NOTE 17:	TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the APSA balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the APSA balance sheet as a retained interest in transferred credit card receivables. Under these programs, APSA acts as the servicer on the accounts and receives a fee for its services.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 17:	(Continued)

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust—Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

Alto Palermo S.A. entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs and Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.

NOTE 18:	REDUCTION OF CAPITAL STOCK OF IRSA INTERNATIONAL LIMITED AND RITELCO S.A.

On December 22, 2000, the shareholders of IRSA International Limited decided to redeem shares and retained earnings in that company for US$ 59,260. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 58,727. These reductions are pending of approval from the respective control authorities.

On March 7, 2001, the shareholders of IRSA International Limited decided to redeem shares for US$ 4,370. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 4,560. Both decisions are pending of approval from the respective control authorities.

During the period ended September 30, 2001, the shareholders of IRSA International Limited decided to redeem shares and retained earnings for US$ 12,464. The decision is pending of approval from the respective control authorities.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 18:	(Continued)

On June 30, 2002 the shareholders of IRSA International Limited approved the liquidation of the Company, which is pending approval by the control authorities. On that date, the shareholders of Ritelco S.A. decided to make a reduction in capital stock and unappropriated retained earnings amounting to US$ 46,879 thousand. That reduction has not yet been submitted to the approval of the corresponding control authorities.

NOTE 19:	IRSA INTERNATIONAL LIMITED INVESTMENT´S IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 19:	(Continued)

200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

NOTE 20:	SETTING UP OF A FINANCIAL TRUST FOR THE SECURITIZATION OF RECEIVABLES OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A., parties of the first part (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A., party of the second part (hereinafter the “Trustee”), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 20:	(Continued)

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER).

At March 31, 2003, the Exchangeable Class A, B, C and D Participation Certificates amounted to thousand $ 7,612 in IRSA, thousand $ 1,212 in Inversora Bolívar S.A., and thousand $ 312 in Baldovinos S.A.

NOTE 21:	CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

On November 9, 2001, IRSA Inversiones y Representaciones S.A. (“the Company”) and GSEM/AP Holdings L.P. (“GSEM”) entered into a first amendment to the Shareholders’ Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

a)	The capital reduction of Palermo Invest S.A. by thousand $ 37,169.

b)	The unanimous approval of Palermo Invest S.A.’s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable. As stated in Decree No. 214/02, the dollar rate of exchange mentioned above has been left without effect.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 21:	(Continued)

c)	The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called “IRSA Dividend Right”), in such a way that GSEM will have the right to collect all the dividends that may be approved (called “GSEM Dividend Right”), with the scope defined in point g).

d)	The Company’s obligation to pay a total amount of thousand US$ 13,135 to GSEM (called “GSEM Credit”), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

e)	The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A.. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA’s shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA’s shares. Upon the Company’s total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

f)	GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

g)	Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right.

At 31 March 2003, the Company has settled all the installments referred to in item d) amounting to a total of $ 39,208 thousand, recording a profit of $ 26,154 thousand as a result of a remission by GSEM. Along these lines, at the date of issue of these financial statements, the aspects referred to in items c), e), f) and g) are null and void.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 22:	DERIVATIVE INSTRUMENTS

The Company uses various financial derivatives, mainly term exchange purchase-sale contracts, to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

(i)	Foreign currency forward-exchange contracts

The Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. The market value of the foreign currency forward contracts has not been recognized in the accompanying financial statements. As of March 31, 2003 and 2002, the Company did not have any foreign currency forward contracts in force.

(ii)	Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt.

As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the financial statements. During the period ended March 31, 2003 and 2002, the Company recognized a gain of Ps. 3.7 million and Ps. 2.1 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 22:	(Continued)

(iii)	Options contracts

The Company signs options contracts by which, through the payment or collection of a sum of money (premium) it acquires or grants the right to the other party to buy or sell certain underlying assets (shares, metals, etc.) at a predetermined fixed price during a period previously established.. These contracts have been valued at their market price. The premiums for option contracts are amortized over the life of the corresponding contracts.

NOTE 23:	ALTO PALERMO—ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary, book-entry shares, par value of $ 0.10 each, for up to US$ 50,000,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

—	Issue currency: US dollars.

—	Due date: July 19, 2006.

—	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

—	Payment currency: US dollars or its equivalent in pesos.

—	Conversion right: the negotiable obligations shall be convertible for ordinary book-entry shares with a par value of 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

—	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date.

The Company applied the proceeds from the debt securities covering expenses and related fees to the issuing and placing of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of Class A-2 and B-2 negotiable obligations, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus complying with the plan of allocation of funds submitted to the National Securities Commission.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 23:	(Continued)

At March 31, 2003 Convertible Negotiable Obligations amounted to US$ 49,954,000.

On January 24, 2003 three holders of Convertible Negotiable Obligations in ordinary shares of the Company, exercised their right to convert them for a total of US$ 46,000 leading to the issuing of 1,419,750 ordinary shares of $ 0.1 face value each.

NOTE 24:	ALTO PALERMO—COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

Alto Palermo S.A. and Telefónica de Argentina S.A. have undertaken to make capital contributions in E-Commerce Latina S.A. for $ 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up $ 12 million for the development of new lines of business. Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of $ 10 million, according to their respective shareholdings.

In addition, E-Commerce Latina S.A. has granted an irrevocable option to acquire Class B shares representing 15% of the corporate capital of Altocity.com S.A. in favor of Consultores Internet Managers Ltd., a company organized in the Cayman Islands, in order to act as representative of the Management of Altocity.com S.A. and represented by an independent lawyer. That option may be exercised during a term of 8 years as from February 26, 2000, at a price equivalent to current and future contributions to be made in Altocity.com S.A., plus interest to be accrued at a rate of 14% and to be capitalized annually.

Name of the Company:	IRSA Inversiones y Representaciones S.A.

Corporate domicile:	Bolívar 108 1º Floor—Federal Capital

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month periods

ended as of March 31, 2003

compared with the same previous period

Stated in thousands of pesos

Fiscal period No. 60 beginning July 1º, 2002

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 11)

		In thousands of pesos
Type of stock	Authorized for Public Offer of Shares	Subscribed	Paid up
Common stock,1 vote each	211,999,273	212,000	212,000

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2003 and 2002

In thousands of pesos

	March 31, 2003 (Notes 1 and 2)	March 31, 2002 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Schedule G)	36,844	17,982
Investments (Schedules C, D and G)	117,035	19,911
Mortgages and leases receivables (Note 3)	3,267	11,022
Other receivables (Note 4 and Schedule G)	47,886	34,428
Inventory (Note 5)	2,324	2,865

Total Current Assets	207,356	86,208

NON-CURRENT ASSETS
Mortgages receivables (Note 3)	269	5,683
Other receivables (Note 4)	13,862	73,000
Inventory (Note 5)	1,638	33,664
Investments (Schedules C, D and G)	877,933	897,724
Fixed assets (Schedule A)	193,843	264,557
Intangible assets (Schedule B)	6,258	2,507

Total Non-Current Assets	1,093,803	1,277,135

Total Assets	1,301,159	1,363,343

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	3,266	2,177
Mortgages payable	—	—
Customer advances	354	1,586
Short-term debt (Note 6 and Schedule G)	10,112	753,676
Salaries and social security charges	463	400
Taxes payable (Schedule G)	2,963	10,313
Other liabilities (Note 7)	6,288	23,702

Total Current Liabilities	23,446	791,854

NON-CURRENT LIABILITIES
Trade accounts payable	—	266
Long-term debt (Note 6)	561,372	—
Customer advances	623	—
Other liabilities (Note 7)	711	3,877

Total Non-Current Liabilities	562,706	4,143

Total Liabilities	586,152	795,997

SHAREHOLDERS ‘EQUITY (As per relevant statement)	715,007	567,346

Total Liabilities and Shareholders’ Equity	1,301,159	1,363,343

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

	March 31, 2003 (Notes 1 and 2)	March 31, 2002 (Notes 1 and 2)
Mortgages, leases and services	35,817	46,219
Cost of sales, leases and services (Schedule F)	(31,715)	(26,842)

Gross (Loss)—Income	4,102	19,377
Selling expenses (Schedule H)	(998)	(1,670)
Administrative expenses (Schedule H)	(5,949)	(11,926)

Subtotal	(6,947)	(13,596)

Loss from operations and holding of real estate assets	10,141	(4,789)

Operating income	7,296	992

Financial results, net (Note 8)	147,357	(484,211)
Equity in earnings of controlled and affiliated companies (Nota 10 c.)	45,638	(23,809)
Other income and (expenses), net (Note 9)	(1,619)	(1,613)

Income—(Loss) before taxes	198,672	(508,641)
Income tax and asset tax (Note 2 g. and h.)	(1,044)	(2,827)

Income—(Loss) for the period	197,628	(511,468)

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos (Notes 1 and 2)

Items	Shareholders’ contributions						Reserved Earnings
	Common Stock	Treasury stock	Inflation adjustment of common stock	Inflation adjustment of treasury stock	Additional paid-in-capital	Total	Legal reserve	Retained earnings	Total as of March 31, 2003	Total as of March 31, 2002

Balances as of beginning of the year	207,412	4,588	268,524	5,863	569,481	1,055,868	19,447	(557,936)	517,379	1,078,814
Distribution resolved by the Ordinary and Extraordinary Shareholders’ Meeting on November 5, 2002:
—Distribution of Company shares:	4,588	(4,588)	5,863	(5,863)	—	—	—	—	—	—
Income—(Loss) for the period	—	—	—	—	—	—	—	197,628	197,628	(511,468)

Balances as of March 31, 2003	212,000	—	274,387	—	569,481	1,055,868	19,447	(360,308)	715,007	—

Balances as of March 31, 2002	207,412	4,588	268,524	5,863	569,481	1,055,868	19,447	(507,969)	—	567,346

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows(1)

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

	March 31, 2003 (Notes 1 and 2)	March 31, 2002 (Notes 1 and 2)
CASH FLOWS FROM OPERATING ACITIVITES:
Income—(Loss) for the period	197,628	(511,468)
Adjustments to reconcile net loss to cash flow from operating activities:
• Equity in earnings of controlled and affiliated companies	(45,628)	23,018
• Loss from operations and holding of real estate assets	—	4,789
• Allowances and provisions	169	63
• Amortization and depreciation	5,600	10,452
• Financial results	(191,684)	404,718
• Income tax	1,044	2,827
Changes in assets and liabilities:
• (Increase) Decrease in current investments	(4,572)	10,908
• Increase in non-current investments	(24,671)	—
• Decrease in mortgages and leases receivables	6,265	19,617
• Decrease (Increase) in other receivables	18,090	(2,700)
• Decrease in inventory	18,889	14,809
• Decrease (Increase) in intangible assets	262	(343)
• Increase in taxes payable, salaries and social security and customer advances	2,037	2,266
• Decrease in accounts payable	(1,013)	(451)
• Increase in accrued interest	17,158	40,384
• Cash dividends received	—	1,653
• Increase (Decrease) in other liabilities	1,956	(1,035)

Net cash provided by operating activities	1,530	19,507

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies and equity investees	10,343	(4,059)
• Increase from equity interest in subsidiary companies and equity investees	(20,641)	88,164
• Payment for acquisition of undeveloped parcels of land	(78)	(541)
• Cash acquired from mergers	—	266
• Loans granted to related parties	(32,057)	(51,348)
• Purchase and improvements of fixed assets	(3,923)	(20,895)

Net cash used in investing activities	(46,356)	11,587

CASH FLOWS FROM FINANCING ACTIVITIES:
• Intercompany loans	—	20,472
• Proceeds from loans	356,295	89,529
• Payment of loans	(164,821)	(127,271)
• Increase in intangible assets	(6,360)	(2,415)
• Payment of seller financing	(1,185)	(1,503)

Net cash provided by (used in) financing activities	183,929	(21,188)

Net increase in cash and cash equivalents	139,103	9,906

Cash and cash equivalents as of beginning of year	5,034	8,402

Cash and cash equivalents as of end of period	144,137	18,308

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

	March 31, 2003 (Notes 1 and 2)	March 31, 2002 (Notes 1 and 2)
Supplemental cash flow information
Non-cash activities:
• Increase in inventory through a decrease in fixed assets	12,013	19,062
• Increase in fixed assets through a decrease in inventory	153	—
• Increase in undeveloped parcels of land through a decrease in inventory	25,319	—
• Decrease in other receivables through an increase in Convertible Bond APSA 2006	81,967	—
• Increase in fixed assets through an increase in mortgages payable	931	—
• Decrease in short and long term debt through a decrease in other receivables	7,417	—
• Increase in non-current investments through a decrease in other receivables	456	—
• Increase in inventory through a decrease in mortgages receivable	896	—
• Increase in investments through a decrease in mortgages receivables	—	19,570
• Decrease in mortgages receivables through the trust	—	20,171
• Increase in other receivables through a decrease in mortgages receivables	—	2,445

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the nine-months periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

NOTE 1:	BASIS FOR THE PRESENTATION

a)	Disclosure criteria

In compliance with the provisions of Resolution No. 368/01, 372/01 and 398/02 of the Argentine Securities Commission, these financial statements are stated in thousands of Argentine pesos and have been prepared in line with the valuation and disclosure criteria contained in Technical Resolutions No. 4, 5, 6, 8, 9, 10, 12 and 13 of the Argentine Federation of Professional Councils of Economic Sciences (the “FACPCE”), and according to the provisions of the aforementioned Resolutions.

The financial statements for the nine-month periods ending 31 March 2003 and 2002 have not been audited. The Company’s management considers that they include all the necessary adjustments to reasonably present the financial result for the periods referred to.

The financial result for the period ended 31 March 2003 does not necessarily reflect the net income for the year.

The present financial statements must be readen considerating the circumstances mentioned in Note 1 to the unaudited consolidated financial statements.

b)	Recognition of the effects of inflation

The Company’s financial statements have been prepared according to Pronouncement M.D. 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, which establishes the applicability of Technical Pronouncement No. 6, with the modifications introduced by Technical Pronouncement No. 19 of the Argentine Federation of Professional Council in Economic Sciences as from financial years or non-annual periods ending March 31, 2002.

In line with Pronouncement 441/03 of the National Securities Commission, dated April 8, 2003, as from March 1, 2003 the Company stopped applying the method of restatement of financial statement in uniform currency as established by Technical Pronouncement No. 6 with the modifications introduced by Technical Pronouncement No. 19, both pronouncements issued by the Argentine Federation of Professional Council in Economic Sciences (F.A.C.P.C.E.).

Therefore, the Company’s financial statements are disclosed in uniform currency at February 28, 2003 and any items of a non-monetary nature existing prior to December 31, 2001 have been considered at their recorded values at that date.

The effect of not applying the adjustment for inflation during March 2003 does not imply significant adjustments to the Company’s financial statements at March 31, 2003.

The above restatement was made applying the coefficients prepared based on the domestic wholesale price index.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

For purposes of comparison, the figures corresponding to the nine-month period ended March 31, 2002 have been restated as of February 28, 2003.

c)	Issuance of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 “Conceptual framework for professional accounting standards” ; No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues” and No. 19 “Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14” and 20: “Derivatives and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002, (except for TR 20, whose effective date tallies with the financial years commencing 1 January 2003).

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on 1 January 2003. Consequently, the Company has prepared these financial statements in accordance with Resolution 415/02 which do not envisage these changes and differ with the provisions contained in the accounting standards currently in force.

The main modifications introduced by the new Technical Pronouncements involving significant adjustments to the Company’s financial statements are related to the recording of income tax by the method of deferred tax, the recording of derivatives and the valuation of credits and debts without an express rate at their current value.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed by the Company in the preparation of the financial statements, Which have been applied consistently with regard to the same period of the previous year.

a.	Investments

a.1.	Current investments

Current investments include time deposits, which are valued at their cost plus accrued interest and mutual funds, which are carried at market value.

Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in Financial Results, net, in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

a.	Investments (Continued)

a.1.	Current investments (Continued)

Current investments also include equity securities, government bonds and stock. Unrealized gains and losses on government bonds, equity securities and stock are also included in Financial Results, net, in the Statements of Income.

Generally, these investments represent securities traded on a National Securities Exchange, which are valued at the last reported sales price net of estimated selling expenses.

a.2.	Non-current investments

a.2.1.	Equity investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E.

Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized gains and losses in earnings, and if these do not exist, at their acquisition cost adjusted for inflation.

The value paid for the purchase of shares in controlled and affiliated companies over or under their equity value at the date of acquisition was recognized as positive or negative goodwill, which is amortized over ten periods.

The Company presents consolidated financial statements with its subsidiaries.

a.2.2.	Participation certificates

The certificates of participation in IRSA I financial trust have been valued at their acquisition cost plus accrued interest in the case of classes A, B and C, and at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

a.2.3.	Investments in debt securities

The investment in APSA’s Convertible Bonds has been valued at cost, applying the exchange rate in force at period end, plus accrued interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

a.	Investments (Continued)

a.3.	Undeveloped parcels of lands

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the period, as defined in Note 1.b), or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

At the end of the previous fiscal year, as mentioned in Note 2.m., the Company set up provisions for impairment of certain plots (identified as Santa Maria del Plata and Torres Jardín IV).

The accounting value of plots of land, net of provisions set up, does not exceed estimated recoverable value.

b.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several periods.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation at the end of the period, as defined in Note 1.b), or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the period ended March 31, 2003 and 2002.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

b.	Inventory (Continued)

At the end of the previous fiscal year, as mentioned in Note 2.m, the Company set up provisions for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Constitución 1111, Terrenos de Caballito, Padilla 902 and parking lots in Dock 13).

The accounting value of inventories, net of provisions set up, does not exceed estimated recoverable value.

c.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of provisions set up, does not exceed estimated recoverable value.

•	Rental properties

Rental properties are carried at cost, adjusted for inflation at the end of the period, as defined in Note 1.b), less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 periods for buildings. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of results.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the period ended March 31, 2003 and 2002.

At the end of the previous fiscal year, as mentioned in Note 2.m, the Company set up provisions for impairment of certain rental properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dock 2 M10- Building C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. de Mayo 595, Costeros Dique IV and Sarmiento 517).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

c.	Fixed assets (Continued)

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended March 31, 2003 and 2002 were not material. These costs are being amortized on a straight-line basis over a period of 3 periods.

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation at the end of the period, as defined in Note 1.b), less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (periods)
Leasehold improvements	On contract basis
Facilities	10
Machinery and equipment	10
Furniture and fixtures	5
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

d.	Intangible assets

Intangible assets are carried at cost, adjusted for inflation at the end of the period as defined in Note 1.b), less accumulated depreciation.

•	Deferred Financing Cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of repurchase of this notes, the related expenses are amortized using the proportional method.

•	Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

e.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within Financial Results, net.

Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and were adjusted by a reference stabilization index (CER).

f.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

g.	Income tax

The Company has determined its income tax charge at the 35% rate in force in all periods presented.

The taxable results for the period ended March 31, 2003, determined according to the to Argentine income tax law, showed a taxable income of approximately $ 111.2 million.

As of March 31, 2003, the Company had accumulated tax loss carryforwards of approximately Ps. 260 million, which expire in the year 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

h.	Asset tax

During the period ended June 30, 1999, Law 25,063 set out the asset tax for four fiscal periods. This tax supplements the income tax, because while the latter is levied on the taxable income for the period, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company’s tax liability is the higher of both taxes.

Law 25,360 modified Law 25,063 by extending the term of application to ten fiscal periods.

Any excess of the asset tax over and above the income tax in a given fiscal period may be considered as a payment on account of the income tax to be generated in the next ten periods (in excess of the asset tax).

As of March 31, 2003 the Company has estimated the applicable asset tax and has reflected the portion it estimates it will be able to offset in future periods in line with the rules in force under other (current and non-current) receivables, charging the remaining portion to income currently.

i.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

j.	Provisions for allowances and contingencies

The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

j.	Provisions for allowances and contingencies (Continued)

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

k.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred, except for the advertising and publicity expenses related to the sale of real estate projects. Advertising and promotion expenses were approximately Ps. 119 and Ps. 931 thousand for the period ended March 31, 2003 and 2002, respectively.

l.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

m.	Impairment of long-lived assets

The Company regularly evaluates its non-current assets for recoverability. The Company considers that impairment losses arise when the recoverable value is lower than book value. Impairment losses must be appropriated to the result for the period. The recoverable value is mainly determined using independent estimates or projections of future cash flows. At the end of the previous fiscal year, due to the progressive deterioration of the Argentine economy and the impact on the Company’s revenue of the measures adopted by the National Government mentioned in Note 1 to the unaudited consolidated financial statements, the Company has reevaluated the recoverable value of its non-current assets, recording an impairment loss as the valuation of certain assets has exceeded the estimated recoverable value.

n.	Financial derivatives

The Company uses various financial derivatives to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

n.	Financial derivatives (Continued)

The Company does not engage in trading or other speculative use of these financial instruments. Additionally, the Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

—	Foreign currency forward-exchange contracts

In accordance with the Company’s risk management policies, it uses long-term foreign currency purchase and sale contracts as a supplement to reduce its overall financial costs as well as to administer its exposure regarding net investments in financial transactions.

Foreign currency forward-exchange contracts entered into by the Company generally mature within one period. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts.

—	Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure. Interest rate swaps are recognized on an accrual basis, recording the net amount receivable or payable as an adjustment to the interest rate expense. The accrued amount receivable or payable is included as an adjustment to the interest expense. Upon expiry or termination of a swap, the net income or loss realized or pending realization is recognized over the remaining original term if the hedged item remains unpaid, or immediately if the underlying hedged item is not unpaid. If the swap has not expired, or if it expires before maturity, but the underlying hedged item is no longer unpaid, the unrealized income or loss on the interest swap is immediately recognized.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

—	Options contracts

The Company signs options contracts by which, through the payment or collection of a sum of money (premium) it acquires or grants the right to the other party to buy or sell certain underlying assets (shares, metals, etc.) at a predetermined fixed price during a period previously established.. These contracts have been valued at their market price. The premiums for option contracts are amortized over the life of the corresponding contracts.

o.	Shareholders’ equity

Opening balances and account movements are stated in the currency of the month to which they correspond, restated as mentioned in Note 1.b).

p.	Results for the period

The results for the period are shown as follows:

—	Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.b).

—	Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

—	Financial gains and losses are included in Note 8, broken down to show those generated by assets and by liabilities.

—	Income—(loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the income—(loss) of such companies.

q.	Estimations

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

r.	Revenue recognition

r.1.	Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

r.2.	Leases

Revenues from leases are recognized over the life of the related lease contracts. All revenues are presented net of taxes levied on sales.

s.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily in mutual funds.

t.	Result from operations and holding of real estate

The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 3:	MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	1,441	269	4,482	5,548
Debtors under legal proceedings	1,426	—	2,760	—
Intercompany (Note 10 a.)	1,184	—	5,042	135
Less:
Allowance for doubtful accounts (Schedule E)	(784)	—	(1,262)	—

	3,267	269	11,022	5,683

As of March 31, 2003, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non-current	Current	Non-current
Asset tax (Note 2 h.)	3,705	13,441	3,026	19,524
Value Added Tax (VAT)	741	—	77	—
C.N. Hacoaj Project	—	—	987	—
Intercompany (Note 10 a.)	37,471	22	24,125	52,813
Services to be billed	—	—	171	—
Guarantee deposits	—	38	—	63
Expenses to recover	782	—	900	—
Gross sales tax	4	—	—	—
Income tax prepayments and withholdings	5	—	105	—
Operating pending settlement	1,508	—	759	—
Trust accounts receivable	—	361	—	600
Credit Fiscal Certificates	2,220	—	2,420	—
Advance Directors´fees	—	—	22	—
Other	1,450	—	1,836	—

	47,886	13,862	34,428	73,000

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 5:	INVENTORY

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non-current	Current	Non-current
Real estate for sale	2,324	1,638	2,865	33,664

	2,324	1,638	2,865	33,664

The value recorded at March 31, 2003 includes the valuation allowance, as mentioned in Note 2.b.

NOTE 6:	SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non-current	Current	Non-current
Bank loans(2)	—	151,980	453,736	—
Bank loans—Accrued interest(2)	646	—	4,278	—
Negotiable Obligations—2009 principal amount(3)	—	111,392	223,989	—
Negotiable Obligations—2009—accrued interest(3)	393	—	295	—
Convertible Negotiable Obligations—2007 principal amount(1)	—	298,000	—	—
Convertible Negotiable Obligations—2007 accrued interest(1)	9,073	—	—	—
Other financial loans	—	—	71,378	—

	10,112	561,372	753,676	—

1.	According to Note 13, these tally with the Negotiable Bonds convertible to stock (CNB) for a total amount of U$S 100 million.
2.	In November 2002, The Company obtained an unsecured loan for a total of U$S 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. U$S 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and U$S 16 million accrue interest at a fixed rate that is progressively increased. At 31 March 2003, it accrues a fixed annual interest rate of 5.50% plus an annual LIBO of 1.34%. Interest is payable on a quarterly basis. In february 2003, payment was made of the first installment of interest.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

3.	In November 2002, the Board of Directors of the Company approved the issue of Negotiable Bonds secured by the assets described in Note 12.c. for U$S 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At 31 March 2003 these accrue an annual interest of 1.34% at the LIBO rate. In february 2003, payment was made of the first installment of interest.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2003		March 31, 2002
	Current	Non-current	Current	Non-current
Seller financing	1,073	—	1,269	1,207
Intercompany (Note 10 a.)	1,165	—	20,539	669
Guarantee deposits	504	703	999	1,988
Provision for discounts (Schedule E)	5	—	18	—
Provision for lawsuits (Schedule E)	370	—	33	—
Directors’ deposits	—	8	—	13
Fund administration	—	—	24	—
Operating pending settlement	3,057	—	—	—
Collections on behalf of third parties	48	—	145	—
Other	66	—	675	—

	6,288	711	23,702	3,877

NOTE 8:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	March 31, 2003	March 31, 2002
Financial results generated by assets:
Interest income	1,849	288
Exchange loss	(60,537)	25,561
Loss on exposure to inflation	(10,790)	(53,810)
Gain—(Loss) on financial operations	12,008	(30,226)

	(57,470)	(58,187)

Financial results generated by liabilities:
Discounts	26,154	—
Exchange gain	206,898	(390,518)
Gain on exposure to inflation	2,621	8,031
Financial expenses (Schedule H)	(30,846)	(43,537)

	204,827	(426,024)

Financial results, net	147,357	(484,211)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9:	OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2003	March 31, 2002
Other income:
Product of sale of fixed assets	1
Other	64	644

	65	644

Other expenses:
Unrecoverable VAT	(464)	(822)
Donations	(326)	(73)
Debit and credit tax	(528)	(926)
Lawsuits	(166)	(128)
Other	(200)	(308)

	(1,684)	(2,257)

Total other income and expenses, net	(1,619)	(1,613)

NOTE 10:	BALANCES AND TRANSACTIONS WITH INTERCOMPANY

a.	The balances as of March 31, 2003 and 2002 with controlled, affiliated and related companies are as follows:

	March 31, 2003	March 31, 2002
Abril S.A.
Current mortgages and leases receivables	12	3
Other current receivables	—	979

Alternativa Gratis S.A.
Current mortgages and leases receivables	—	38

Alto Palermo S.A.
Current mortgages and leases receivables	61	2,850
Other current receivables	1,761	—
Other non-current receivables	—	52,555
Current accounts payable	20	230
Other current liabilities	1	—
Other non-current liabilities	—	669

Altocity.Com S.A.
Current mortgages and leases receivables	74	151

Baldovinos S.A.
Current mortgages and leases receivables	774	1,583
Non-current mortgages receivables	—	135
Other current receivables	—	—
Current accounts paylable	1	—
Other current liabilities	37	17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

	March 31, 2003	March 31, 2002
Banco Hipotecario S.A.
Current mortgages and leases receivables	—	3
Other current receivables	—	2
Current investments	—	361
Non-current investments	6,285	—

Banco de Crédito y Securitización S.A
Non-current investments	7,007	7,008

Cactus S.A.
Current accounts paylable	—	—

Cresud S.A.C.I.F.
Current mortgages and leases receivables	—	92
Other current receivables	—	—
Current accounts payable	—	127
Other current liabilities	—	—

Dolphin Fund Management S.A.
Current mortgages and leases receivables	—	176
Other current receivables	—	—
Current accounts payable	—	2

Emprendimiento Recoleta S.A.
Current accounts paylable	—	18

Fibesa S.A.
Other current receivables	9	—
Current accounts paylable	2	3

Futuros y Opciones.Com
Current accounts paylable	—	10

Hoteles Argentinos S.A.
Current accounts payable	2	28

Inversora Bolívar S.A.
Current mortgages and leases receivables	188	52
Other current receivables	266	971

Irsa International Ltd.
Other current receivables	—	28
Other current liabilities	—	5,100

Llao Lao Resorts S.A.
Other current liabilities	1,127	—

Nuevas Fronteras S.A.
Current accounts paylable	—	2

Palermo Invest
Other current receivables	5,336	21,866

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10: (Continued)

	March 31, 2003	March 31, 2002
Managers, Directors and other Staff of the Company
Managers, Directors and other current Staff of the Company	98	279
Managers, Directors and other non—current Staff of the Company	22	258

Red Alternativa S.A.
Current mortgages and leases receivables	7	10

Ritelco S.A.
Other current receivables	27,580	—
Other current liabilities	—	15,422

SAPSA
Current mortgages and leases receivables	66	—
Other current receivables	2,421	—

Tarshop S.A.
Current mortgages and leases receivables	2	84

Universal Real State S.A.
Current mortgages and leases receivables	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

b.	Gain—(Loss) on controlled, affiliated and related companies during the periods ended March 31, 2003 and 2002 are as follows:

	Period	Sales and service fees	Alquileres ganados	Recovery of expenses	Interest Earned	Interest Lost
Intercompany
Alto Palermo S.A.	2003	—	—	—	1,914	—
	2002	—	—	—	12,577	—
Altocity.Com S.A.	2003	—	73	—	—	—
	2002	—	125	—	—	—
Alternativa Gratis S.A.	2003	—	—	—	—	—
	2002	—	186	—	—	—
Palermo Invest S.A	2003	—	—	—	—	—
	2002	—	—	—	—	76
Cresud S.A	2003	—	—	—	—	197
	2002	—	—	—	461	—
Econetworks Argentina S.A.	2003	—	—	—	—	—
	2002	—	—	—	—	—
Red Alternativa S.A.	2003	—	85	44	—	—
	2002	—	—	—	—	—
Tarshop S.A.	2003	—	27	—	—	—
	2002	—	—	—	—	—
Dolphin Found Management S.A.	2003	—	—	—	—	32
	2002	—	—	—	—	—
Abril S.A.	2003	13	—	—	—	—
	2002	80	—	—	—	—
Llao Llao Resorts S.A.	2003	—	—	—	—	34
	2002	—	—	—	—	—
Inversora Bolivar S.A.	2003	—	—	580	—	—
	2002	—	—	849	—	—
Valle de las Leñas S.A.	2003	—	—	—	76	—
	2002	—	—	—	—	—
Shopping Alto Palermo S.A.	2003	—	—	—	66	—
	2002	—	—	—	—	—
Préstamos al personal	2003	—	—	—	14	—
	2002	—	—	—	129	—

Total 2003		13	185	624	2,070	263

Total 2002		80	311	849	13,167	76

c.	The composition of intercompany gain—(loss) is as follows:

	Income—(Loss)
	March 31, 2003	March 31, 2002
Equity in earnings of controlled and affiliated companies	45,628	(23,018)
Amortization of intangible assets and investments	10	(791)

	45,638	(23,809)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	COMMON STOCK

a.	Common stock

As of March 31, 2003, IRSA’s capital stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999

	212,000

The Ordinary and Extraordinary Shareholder’s Meeting held on 5 November 2002 and its recess held on 27 November 2002, approved the distribution of 4,587,285 treasury stock proportionately with the shareholders’ holdings and, in accordance with the resolution issued by the Board of Directors on 11 December 2002, such stock was made available to the shareholders as from 19 December 2002.

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During the nine–month period ended March 31, 2003 and 2002 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the period calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

d.	Noncontributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”).

The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six periods. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

According to the terms of the Trust Fund, 7,718,701 shares were sold during the month of October, 2002. As a result of this transaction, at 31 March 2003, only 114,042 shares remained with the Recipients.

NOTE 12:	RESTRICTED ASSETS

•	The Labor Court N° 55 decided the embargo of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

•	In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

•	The Company has mortgaged the following real estate: Dock 2 M10 (1l) buildings A and B, Torre Jardín IV, Dock IV, Reconquista 823, 9 activity units at Suipacha 652, 58 activity units at Madero 1020 and 14 plots of the land owned in the district of Caballito, in connection with the secured negotiable bonds referred to in Note 6.3.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13:	NEGOTIABLE OBLIGATIONS CONVERTIBLE

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) periods, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per $1 (one peso) of ONC face value, paying in cash $1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

a)	The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

b)	The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 13:	(Continued)

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from U$S 0.5571 to U$S 0.54505 and the price of execution of the warrants dropped from U$S 0.6686 to U$S 0.6541. Said adjustment came into force on 20 December 2002.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

The convertible negotiable bonds were underwritten in full and fully paid in cash and allocated to the restructuring or partial settlement of the Company’s financial debt at the time of said underwriting. Consequently, the Company’s financial debt is detailed in Note 6 to the financial statements after the restructuring and placement referred to.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the nine-months periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

Schedule A

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of Period	Depreciation					Net carrying Value as of March 31, 2003	Net carrying value as of December 31, 2002
					Accumulated as of beginning of year	For the period			Accumulated as of period end
						Increase, deductions And Transfers	Rate %	Amount (1)
Furniture and fixtures	1,513	—	—	1,513	1,511	—	20	—	1,511	2	—
Computer equipment	4,060	105	—	4,165	3,813	1	33.33	104	3,918	247	275
Leasehold improvements	5,647	7	—	5,654	3,335	—	10	426	3,761	1,893	2,405
Real Estate:		—	—
Alsina 934	1,776	—	—	1,776	263	—	2	21	284	1,492	1,522
Av. de Mayo 595	5,586	—	—	5,586	1,385	—	2	88	1,473	4,113	5,988
Av. Madero 942	5,489	—	(2,758)	2,731	834	(426)	2	38	446	2,285	5,763
Constitución 1111	584	—	—	584	176	—	2	9	185	399	6,025
Costeros Dique IV	18,190	—	—	18,190	349	—	2	258	607	17,583	23,084
Dique 2 M10 (1I) Edif. A	19,050	—	—	19,050	792	—	2	263	1,055	17,995	20,551
Dique 2 M10 (1I) Edif. C	5,564	5	—	5,569	—	—	2	—	—	5,569	6,153
Laminar Plaza	29,948	—	—	29,948	1,469	—	2	383	1,852	28,096	32,333
Libertador 498	43,617	13	(2,174)	41,456	5,699	(297)	2	568	5,970	35,486	53,417
Libertador 602	2,866	—	—	2,866	338	—	2	37	375	2,491	3,168
Madero 1020	11,732	—	(2,775)	8,957	1,593	(385)	2	132	1,340	7,617	20,471
Maipú 1300	47,243	2	—	47,245	5,748	—	2	608	6,356	40,889	47,331
Piscis	583	4,706	(5,288)	1	—	(41)	2	42	1	—	—
Puerto Madero Dock 5	—	—	—	—	—	—	2	—	—	—	449
Reconquista 823	21,193	—	—	21,193	3,427	—	2	276	3,703	17,490	21,383
Sarmiento 517	301	177	(178)	300	42	1	2	6	49	251	266
Suipacha 652	13,249	—	—	13,249	3,110	—	2	194	3,304	9,945	13,973

Total as of March 31, 2003	238,191	5,015	(13,173)	230,033	33,884	(1,147)	—	3,453	36,190	193,843	—

Total as of March 31, 2002	300,297	20,954	(21,679)	299,572	32,082	(2,557)	—	5,490	35,015	—	264,557

(1)	The accounting application of the depreciation for the period is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the nine-months periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

Schedule B

Items	Values of origin				Amortization					Net carrying value as of
	Balances as of beginning of year	Additions	Deductions	Balances as of end of period	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Accumulated as of end of period	March 31, 2003	March 31, 2002
Development property expenses	439	13	(275)	177	177	—	—	—	177	—	300
Bank loan expenses	14,819	6,360	—	21,179	14,537	—	—	384	14,921	6,258	444
Exchange expenses	3,216	—	—	3,216	1,453	—	—	1,763	3,216	—	1,763

Total as of March 31, 2003	18,474	6,373	(275)	24,572	16,167	—	—	2,147	18,314	6,258	—

Total as of March 31, 2002	10,754	2,544	(175)	13,123	5,532	122	—	4,962	10,616	—	2,507

(1)	The accounting application of the amortization for the period is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of March 31, 2003 and 2002

In thousands of pesos

Schedule C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of March 31, 2002	Value as of March 31, 2001	Issuer’s information (1)					(1) Interest in capital stock
								Last financial statement
							Main Activity	Date	Capital stock (par value)	Income—(loss) for the period	Shareholders’ equity
Current Investments
Bocon PRO 1		$0.001	13,174,419	—	—	6,872
Banco Hipotecario S.A.		$0.001	2,991,155	—	—	361
Boden		$0.001	7,909	0,0010	7	—
Cedro		$0.001	88,541	0,0010	90	—
Letes		—	—	—	—	130

Total current investments as of March 31, 2003					97	—

Total current investments as of March 31, 2002					—	7,363

(1)	Not inform because the equity interest is less than 5%.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of March 31, 2003 and 2002

In thousands of pesos

Schedule C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at March 31, 2003	Value Recorded at March 31, 2002	Issuer’s information					Interest in Capital Stock
								Last financial statement
							Main Activity	Date	Capital stock (Par value)	Income (loss) for the period	Shareholders’ equity
Non-current investments
Abril S.A.	Common 1 vote	5,000	1,320		(23,769)	(19,653)	Building, development and administration of country club	03.31.2003	13,200	(4,720)	52,156	50%
	Irrevoc. Contrib	—	—		25,472	24,464
IRSA International Ltd.	Common 1 vote	0.001	—		—	463,462	Investment	03.31.2003
Pereiraola S.A.	Common 1 vote	0.001	50,000		7,765	7,851	Real estate and financing	03.31.2003	100	(70)	2,703	50%
	Irrevoc. Contrib.	—	—		1,141	1,060
Baldovinos S.A.	Common 1 vote	0.001	6,000		(6,141)	(4,343)	Real estate and building	03.31.2003	12	(988)	10,805	50%
	Irrevoc. Contrib.	—	—		11,564	11,563
Palermo Invest S.A.	Common 1 vote	0.001	52,170,000		131,805	137,649	Investments	03.31.2003	78,251	5,827	197,880	66.6700%
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,309,273		2,477	153	Hotel Libertador exploitation	03.31.2003	9,887	(11,284)	(4,829)	79.9999%
	Irrevoc. Contrib.	—	—		3,531	3,531
Alto Palermo S.A. (ex SAMAP)	Common 1 vote	0,001	38,402,204		395,351	94,736	Real estate investments	03.31.2003	70,142	82,283	758,008	54.8492%
Buenos Aires Realty S.A.	Common 1 vote	0.001	6,000		—	1,285	Real estate investments	03.31.2003
	Irrevoc. Contrib.	—	—		—	4,372
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	6,000		5,555	1,087	Real estate investments	03.31.2003	12	285	26,784	100%
	Irrevoc. Contrib.	—	—		21,371	3,719
Argentine Realty S.A.	Common 1 vote	0.001	6,000		—	1,330	Real estate investments	03.31.2003
	Irrevoc. Contrib.	—	—		—	4,548
Llao—Llao Resort S.A	Common 1 vote	0.001	5,878,940		11,747	6,640	Hotel Llao-Llao exploitation	03.31.2003	11,757	(6,304)	27,382	50%
	Irrevoc. Contrib.	—	—		2,397	2,158
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		7,007	7,008	Banking	06.30.2002	62,500	(20,370)	104,372	5.1000%
Alto Invest S.A.	Common 1 vote	0.001	960		12	—	Electronic Commerce	03.31.2003	12	(85)	698	8%
	Irrevoc. Contrib.	—	—		184	—
Ritelco S.A.	Common 1 vote	0.001	66,970,394		33,797	—	Investments	03.31.2003	66,970	(7,396)	33,797	100%
Banco Hipotecario S.A.	Common 1 vote	0.001	2,109,243		6,285	—	Turism	03.31.2003	150,000			1.4000%

Total as of March 31, 2003					637,551	—

Total as of March 31, 2002						752,620

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of March 31, 2003 and 2002

In thousands of pesos

Schedule D

Items	Value as of March 31, 2003	Value as of March 31, 2002
Current Investments
Time deposits	—	263
Mutual funds	113,968	12,285
Convertible Bond APSA 2006—Accrued interest	1,834	—
IRSA I Trust Exchangeable Certificates	141	—
Banco Rio Commercial Paper	995	—

Total current investments as of March 31, 2003	116,938	—

Total current investments as of March 31, 2002	—	12,548

Non-current investments
Constitución 1111	1,883	—
Dique IV	6,160	—
Padilla 902	246	—
Pilar	3,407	—
Santa María del Plata	116,065	124,425
Terrenos de Caballito	13,616	—
Torres Jardín IV	2,231	3,031

Subtotal	143,608	127,456

IRSA I Trust Exchangeable Certificates	7,471	17,611
Convertible Bond APSA 2006	89,266	—

Subtotal	96,737	17,611

Art work	37	37

Total non-current investments as of March 31, 2003	240,382	—

Total non-current investments as of March 31, 2002	—	145,104

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

Schedule E

Items	Balances as of beginning of year	Increases(1)	Decreases	Carrying value as of March 31, 2003	Carrying value as of March 31, 2002
Deducted from assets:
Allowance for doubful accounts	1,206	3	(425)	784	1,262
Provision for impairment of inventory	11,473	6,257	(17,541)	189	—
Provision for impairment of fixed assets	42,252	—	(7,219)	35,033	—
Provision for impairment of undeveloped plots of land	9,329	13,274	—	22,603	—
From liabilities:
Provisions for lawsuits	230	166	(26)	370	33
Provisions for discounts	12	—	(7)	5	18

Total as of March 31, 2003	64,502	19,700	(25,218)	58,984	—

Total as of March 31, 2002	1,923	171	(781)	—	1,313

(1)	The increase in the provision for lawsuits was allocated to the note on other expenses and the increase in the inventory valuation allowance results from the transfer of fixed assets for their subsequent sale. This does not have effects on results. The increase in the Allowance for doubful accounts is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine–month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

Schedule F

	March 31, 2003	March 31, 2002
I. Cost of sales
Stock as of beginning of year	35,417	37,065
Plus (less):
Purchases for the period	1,142	70
Expenses (Schedule H)	833	1,155
Transfers to fixed assets	(153)	—
Transfers from fixed assets	12,013	19,062
Transfers to investments	(25,319)	—
Less:
Reclassification from inventories sold	—	133
Reclassification from expenses for property sold to intangible assets	—	—
Stock as of end of period	(3,962)	(36,529)

Subtotal	19,971	20,956

Plus
Cost of sales—Abril S.A.	6,509	2,306
Cost of sales—Inversora del Pacífico S.A.	—	—
Cost of sales—Llao Llao	—	—
Loss from operations and holding of real estate assets	—	(4,789)

Cost of properties sold	26,480	18,473

II. Cost of leases
Expenses (Schedule H)	4,867	6,867

Cost of properties leased	4,867	6,867

III. Cost of fees for services
Expenses (Schedule H)	368	1,502

Costo of fees for services	368	1,502

Total costs of sales, leases and services	31,715	26,842

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of March 31, 2003 and 2002

In thousands of pesos

Schedule G

Items	Class	Amount	Prevailing exchange rate		Total as of March 31, 2003	Total as of March 31, 2002
Assets
Current Assets
Cash and banks:
Cash	U$S	948,819	0,00288	(1)	2,733	55
Banks	U$S	3,217,353	0,00288	(1)	9,266	11,638
Savings accounts	U$S	7,181,304	0,00288	(1)	20,682	63
Checks to be deposited	U$S	—	0,00288	(1)	—	—
Investments:
Time deposits	U$S	—	0,00288	(1)	—	—
Mutual Funds	U$S	22,276,143	0,00288	(1)	64,155	12,222
Mutual Funds	Euros	15,119,944	0,00311	(1)	47,023	—
Convertible Bond APSA 2006	U$S	615,511	0,00298	(1)	1,834	—
Other receivables:
Intercompany	U$S	10,268,040	0,00298	(1)	30,599	—

Total Current Assets		59,627,114			176,292	23,978

Non-Current Assets
Investments:
Convertible Bond APSA 2006	U$S	29,954,848	0,00298	(1)	89,266	—
Inventory	U$S	80,000	0,00288	(1)	230	—

Total Non-current Assets	U$S	30,034,848			89,496	—

Total Assets as of March 31, 2003	U$S	89,661,962			265,788	—

Total Assets as of March 31, 2002	U$S	23,977,737				23,978

Liabilities
Current Liabilities
Accounts payable	U$S	647,000	0,00298	(1)	1,928	—
Taxes payable	U$S	15,141	0,00298	(1)	45	5,783
Short term debt	U$S	3,392,513	0,00298	(1)	10,112	697,596

Total Current Liabilities	U$S	4,054,654			12,085	703,379

Non-current Liabilities
Long term debt	U$S	188,380,007	0,00298	(1)	561,372	—

Total Non-current Liabilities	U$S	188,380,007			561,372	—

Total Liabilities as of March 31, 2003	U$S	192,434,661			573,457	—

Total Liabilities as of March 31, 2002	U$S	703,348,018				703,379

(1)	Official rate of exchange quoted by Banco Nación at March 31, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the nine-month periods beginning on

July 1, 2002 and 2001

and ended March 31, 2003 and 2002

In thousands of pesos

Schedule H

						Expenses
Items	Total as of March 31, 2003	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Administration	Selling	Financing	Total as of March 31, 2002
Directors’ fees	93	—	—	—	—	93	—	—	977
Fees and payments for services	965	—	—	—	—	965	—	—	2,152
Salaries, bonuses and social security charges	2,756	—	—	—	—	2,756	—	—	5,881
Other expenses of personnel administration	5	—	—	—	—	5	—	—	15
Depreciation and amortization	5,600	2,923	—	—	—	530	—	2,147	10,452
Maintenance of buildings	2,874	1,944	833	—	—	97	—	—	3,952
Utilities and postage	14	—	—	—	—	14	—	—	25
Travel expenses	77	—	—	—	—	77	—	—	40
Advertising and promotion	119	—	—	—	—	83	36	—	931
Fees and expenses for property sold	959	—	—	—	—	—	959	—	776
Local transportation and stationery	94	—	—	—	—	94	—	—	127
Taxes, rates and assessments	—	—	—	—	—	—	—	—	23
Subscriptions and dues	117	—	—	—	—	117	—	—	195
Interest and indexing adjustments	28,362	—	—	—	—	—	—	28,362	36,846
Bank charges	232	—	—	—	—	—	—	232	380
Safety box and stockbroking charges	231	—	—	—	—	216	—	15	141
Doubtful accounts	3	—	—	—	—	—	3	—	43
Insurance	495	—	—	—	—	495	—	—	5
Security	9	—	—	—	—	9	—	—	10
Courses	11	—	—	—	—	11	—	—	65
Lawsuits	—	—	—	—	—	—	—	—	92
Results of trust	—	—	—	—	—	—	—	—	1,325
Rents	236	—	—	—	—	236	—	—	421
Other	609	—	—	368	—	151	—	90	1,783

Total as of March 31, 2003	43,861	4,867	833	368	—	5,949	998	30,846	—

Total as of March 31, 2002		6,867	1,155	1,502		11,926	1,670	43,537	66,657

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of March 31, 2003 and 2002

In thousands of pesos

Schedule I

		With maturity date												Interest
			To due												Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 periods	From 2 to 3 periods	From 3 to 4 periods	From 4 periods on	Total to due	Total with term	Total	No acrcrued	Fixed term	Variable term
2003
Assets
Investments	97	—	116,827	18	17	76	1,691	3,462	90,325	1,259	213,675	213,675	213,772	1,823	93,096	118,853
Receivables	2,655	5,543	39,938	1,065	992	960	3,778	3,759	3,738	2,856	57,086	62,629	65,284	60,543	4,741	—
Liabilities
Loans	—	—	10,112	—	—	—	6,585	26,340	32,924	495,523	571,484	571,484	571,484	10,112	457,072	104,300
Other liabilities	—	175	8,900	376	3,738	145	414	711	187	22	14,493	14,668	14,668	12,502	1,126	1,040
2002
Assets
Investments	19,623	130	—	—	—	158	1,491	2,853	7,529	5,738	17,769	17,899	37,522	130	6,030	31,362
Receivables	52,556	3,915	38,478	1,090	1,175	792	7,459	3,331	3,311	12,026	67,662	71,577	124,113	59,774	11,784	52,555
Liabilities
Loans	—	—	753,676	—	—	—	—	—	—	—	753,676	753,676	753,676	—	—	753,676
Other liabilities	669	—	34,449	342	3,264	123	2,470	413	455	136	41,652	41,652	42,321	38,812	2,840	669

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

	With no maturity date (Point 3 a)	To due (Point 3 c)
Concept	01.31.03	Current	06.30.03	09.30.03	11.30.03	12.31.03	Total
Receivables
Receivables for sale	208	435	2,561	22	—	13	3,239
Other receivables	5,335	2,220	37,377	1,043	—	979	46,954

Total	5,543	2,655	39,938	1,065	—	992	50,193

Liabilities
Customer advances	—	—	152	71	—	71	294
Taxes payables	—	—	432	—	2,531	—	2,963
Trade accounts payable	—	—	3,266	—	—	—	3,266
Other liabilities	175	—	4,900	45	—	1,136	6,256
Short and long term debts	—	—	10,112	—	—	—	10,112
Salaries and social securities payables	—	—	150	260	—	—	410

Total	175	—	19,012	376	2,531	1,207	23,301

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

3.	(Continued)

	To mature (point 3 c)
Items	03.31.04	03.31.05	03.31.06	09.30.06	03.31.07	03.31.08	03.31.09	12.31.09	03.31.10
Receivables
Receivables for sale	28	58	48	—	36	20	22	—	25
Other receivables	932	3,720	3,711	—	3,702	2,330	—	—	—
Total	960	3,778	3,759	—	3,738	2,350	22	—	25
Liabilities
Customer advances	60	240	214	—	155	14	—	—	—
Taxes payables	—	—	—	—	—	—	—	—	—
Trade accounts payable	—	—	—	—	—	—	—	—	—
Other liabilities	32	174	497	32	—	—	8	—	—
Short and long term debts	—	6,585	26,340	—	32,924	350,676	65,836	79,011	—
Salaries and social securities payables	53	—	—	—	—	—	—	—	—
Total	145	6,999	27,051	32	33,079	350,690	65,844	79,011	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Unaudited Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2003

Stated in thousands of pesos

The classification of receivables and liabilities is as follows:

4-a. Breakdown by currency and maturity

	Current			Non-current
Items	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total non-current	Total	Total in local currency	Total in foreign currency	Total
Accounts receivables
Receivables for sale	3,267	—	3,267	269	—	269	3,536	3,536	—	3,536
Other receivables	17,287	30,599	47,886	13,862	—	13,862	61,748	31,149	30,599	61,748

Total	20,554	30,599	51,153	14,131	—	14,131	65,284	34,685	30,599	65,284

Liabilities
Customer advances	354	—	354	623	—	623	977	977	—	977
Taxes payable	2,918	45	2,963	—	—	—	2,963	2,918	45	2,963
Trade accounts payable	1,338	1,928	3,266	—	—	—	3,266	1,338	1,928	3,266
Other liabilities	6,288	—	6,288	711	—	711	6,999	6,999	—	6,999
Short and long term debt	—	10,112	10,112	—	561,372	561,372	571,484	—	571,484	571,484
Salaries and social security payable	463	—	463	—	—	—	463	463	—	463

Total	11,361	12,085	23,446	1,334	561,372	562,706	586,152	12,695	573,457	586,152

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

4-b. Breakdown by adjustment clause

	Current			Non-current
Items	Without adjustment clause	With adjustment clause	Total current	Without adjustment clause	With adjustment clause	Total Non-current	Total	Total without adjustment clause	Total witht adjustment clause	Total
Accounts receivables
Receivables	3,267	—	3,267	269	—	269	3,536	3,536	—	3,536
Other receivables	47,886	—	47,886	13,862	—	13,862	61,748	61,748	—	61,748

Total	51,153	—	51,153	14,131	—	14,131	65,284	65,284	—	65,284

Liabilities
Customer advances	354	—	354	623	—	623	977	977	—	977
Taxes payable	2,963	—	2,963	—	—	—	2,963	2,963	—	2,963
Trade accounts payable	3,266	—	3,266	—	—	—	3,266	3,266	—	3,266
Other liabilities	6,288	—	6,288	711	—	711	6,999	6,999	—	6,999
Short and long term debt	10,112	—	10,112	561,372	—	561,372	571,484	571,484	—	571,484
Salaries and social security payable	463	—	463	—	—	—	463	463	—	463

Total	23,446	—	23,446	562,706	—	562,706	586,152	586,152	—	586,152

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

4-c. Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current
	Accruing interest		Not- accruing interest	Total current	Accruing interest		Not- accruing interest	Total non- current	Total	Total accruing interest	Total not- accruing interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate
Accounts receivables
Receivables	224	—	3,043	3,267	266	—	3	269	3,536	490	3,046	3,536
Other receivables	4,251	—	43,635	47,886	—	—	13,862	13,862	61,748	4,251	57,497	61,748

Total	4,475	—	46,678	51,153	266	—	13,865	14,131	65,284	4,741	60,543	65,284

Liabilities
Customer advances	—	—	354	354	—	—	623	623	977	—	977	977
Taxes payable	—	—	2,963	2,963	—	—	—	—	2,963	—	2,963	2,963
Trade accounts payable	—	—	3,266	3,266	—	—	—	—	3,266	—	3,266	3,266
Other liabilities	1,126	1,040	4,122	6,288	—	—	711	711	6,999	2,166	4,833	6,999
Short and long term debt	—	—	10,112	10,112	457,072	104,300	—	561,372	571,484	561,372	10,112	571,484
Salaries and social security payable	—	—	463	463	—	—	—	—	463	—	463	463

Total	1,126	1,040	21,280	23,446	457,072	104,300	1,334	562,706	586,152	563,538	22,614	586,152

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

5.	Intercompany

a.	Intercompany interest

See Schedule C to the financial statements.

b.	Intercompany debit/credit balances (Note 10)

Current mortgages and leases receivables

March 31, 2003
Intercompany:
Abril S.A.	12
Alto Palermo S.A.	61
Altocity.Com S.A.	74
Baldovinos S.A.	774
Shopping Alto Palermo S.A.	66
Inversora Bolivar S.A	188
Red Alternativa S.A.	7
Tarshop Sociedad Anónima	2

Other current receivables

March 31, 2003
Intercompany:
Alto Palermo S.A.	1,761
Shopping Alto Palermo S.A.	2,421
Fibesa S.A.	9
Ritelco S.A.	27,580
Inversora Bolivar S.A.	266
Palermo Invest S.A	5,336

Current trade accounts payable

March 31, 2003
Intercompany:
Alto Palermo S.A.	20
Baldovinos S.A.	1
Fibesa S.A.	2
Hoteles Argentinos S.A.	2

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

Other current liabilities

March 31, 2003
Intercompany:
Alto Palermo S.A.	1
Baldovinos S.A.	37
Llao Llao Resorts S.A.	1,127

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

6.	None.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	Not applicable. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

13.	Insured Assets.

		Insured amounts	Accounting values	Risk covered
Alsina 934 Capital	(3)	1,890	1,492	Fire, explosion with additional coverage and debris removal
Alsina 934 Capital	(3)	308	1,492	Third party liability with additional coverage and minor risks.

Av. de Mayo 589-99 Capital		1,000	4,113
Av. de Mayo 589-99 Capital		4,662	4,113	Fire, explosion with additional coverage and debris removal

Av. Alicia M. de Justo 1714 Dock 13 Capital	(1)	17,000	54	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 1714 Dock 13 Capital	(1)	555	54	Third party liability with additional coverage and minor risks.

Av. Alicia M. de Justo 750 Dock 5 Capital	(1)	16,775	—	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 750 Dock 5 Capital	(1)	202	—	Third party liability with additional coverage and minor risks.

Av. Alicia M. de Justo 840 Dock 6 Capital	(1)	17,550	1	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 840 Dock 6 Capital	(1)	406	1	Third party liability with additional coverage and minor risks.

Bolívar 108 e H. Yrigoyen 476 Capital		10,395	—	Fire, explosion with additional coverage and debris removal
Bolívar 108 e H. Yrigoyen 476 Capital		3,829	—	Third party liability with additional coverage and minor risks.

Constitución 1111 Capital		460	416	Fire, explosion with additional coverage and debris removal
Constitución 1111 Capital		1,000	416	Third party liability with additional coverage and minor risks.
Constitución 1111 TIA Capital		3,625	416	Fire, explosion with additional coverage and debris removal

Dorrego 1916 Capital	(4)	17,430	13	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Capital	(4)	506	13	Third party liability with additional coverage and minor risks.

Edificios costeros Dique 2 Este. Dockitos. P. Madero Capital		29,400	23,564	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 2 Este. Dockitos. P. Madero Capital		2,021	23,564	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 4 O. Cosentini 240 Capital	(1)	17,000	17,583	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 4 O. Cosentini 240 Capital	(1)	1,002	17,583	Third party liability with additional coverage and minor risks.

F. Alcorta 3351 Palacio Alcorta Capital	(1)	30,250	—	Fire, explosion with additional coverage and debris removal
F. Alcorta 3351 Palacio Alcorta Capital	(1)	1,655	—	Third party liability with additional coverage and minor risks.

Gurruchaga 274 Torres Jardín III Capital	(2)	10,736	73	Fire, explosion with additional coverage and debris removal
Gurruchaga 274 Torres Jardín III Capital	(2)	601	73	Third party liability with additional coverage and minor risks.

ING Butty 240 Laminar Plaza Capital	(1)	47,250	28,095	Fire, explosion with additional coverage and debris removal
ING Butty 240 Laminar Plaza Capital	(1)	4,130	28,095	Third party liability with additional coverage and minor risks.

Libertador 450-98 Capital	(1)	67,200	35,486	Fire, explosion with additional coverage and debris removal
Libertador 450-98 Capital	(1)	3,758	35,486	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

13.	Insured Assets (Continued)

		Insured amounts	Accounting values	Risk covered
Av. Libertador 602 Capital	(1)	25,200	2,447	Third party liability with additional coverage and minor risks.
Av. Libertador 602 Capital	(1)	1,002	2,447	Fire, explosion with additional coverage and debris removal

Madero 1020 Capital	(1)	56,700	9,253	Fire, explosion with additional coverage and debris removal
Madero 1020 Capital	(1)	3,283	9,253	Third party liability with additional coverage and minor risks.

Madero 940 Capital	(1)	36,960	2,289	Fire, explosion with additional coverage and debris removal
Madero 940 Capital	(1)	1,315	2,289	Third party liability with additional coverage and minor risks.

Maipú 1270 - 1300 Capital		44,100	40,890	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Capital		2,778	40,890	Third party liability with additional coverage and minor risks.

Padilla 870 Torres Jardín II Capital	(2)	9,450	358	Fire, explosion with additional coverage and debris removal
Padilla 870 Torres Jardín II Capital	(2)	607	358	Third party liability with additional coverage and minor risks.

Reconquista 823 Capital		27,300	17,490	Fire, explosion with additional coverage and debris removal
Reconquista 823 Capital		4,218	17,490

Rivadavia 2768 Capital	(1)	3,610	153	Fire, explosion with additional coverage and debris removal
Rivadavia 2768 Capital	(1)	251	153	Third party liability with additional coverage and minor risks.

Sarmiento 501	(1)	3,885	607	Fire, explosion with additional coverage and debris removal
Sarmiento 501	(1)	607	607	Third party liability with additional coverage and minor risks.

Serrano 287 Torres Jardín I Capital	(2)	9,450	53	Fire, explosion with additional coverage and debris removal
Serrano 287 Torres Jardín I Capital	(2)	607	53	Third party liability with additional coverage and minor risks.

Suipacha 664		31,500	9,945	Fire, explosion with additional coverage and debris removal
Suipacha 664		2,722	9,945	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

Stated in thousands of pesos

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an “as new” condition value, not including land and foundations, due to the apportionment rules.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1)	Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2)	Insured amounts correspond solely to jointly held areas.

(3)	Insurance purchased by tenants with provisions for the assignment of rights.

(4)	Insured amounts correspond to units not yet having a bill of sale.

(5)	Insured amounts correspond to common areas and partially to individual areas.

In our opinion, the above-described policies adequately cover current risks.

14.	Not applicable.

15.	See comments in Note 1 to the consolidated financial statements.

16.	Not applicable.

17.	None.

18.	In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires, May 9, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000	March 31, 1999
Current Assets	297,019	303,217	395,641	326,569	268,281
Non-Current Assets	1,726,926	1,242,184	1,433,397	1,579,432	1,670,824

Total	2,023,945	1,545,401	1,829,038	1,906,002	1,939,106

Current Liabilities	134,734	831,563	383,152	406,027	332,677
Non-Current Liabilities	732,413	57,322	218,512	94,512	255,766

Subtotal	867,147	888,885	601,664	500,539	588,443

Minority interest in subsidiaries	441,791	89,170	128,212	124,748	126,309

Shareholders’ Equity	715,007	567,346	1,099,161	1,280,715	1,224,354

Total	2,023,945	1,545,401	1,829,038	1,906,002	1,939,106

3.	Consolidated income structure as compared with the same period for the four previous years.

	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000	March 31, 1999
Operating ordinary profit	18,520	42,273	25,060	36,778	72,621
Financial results	216,869	(520,741)	(73,778)	(9,700)	(47,647)
Equity in earnings of affiliated companies	(2,706)	(21,490)	10,046	11,446	42,378
Other income (expenses)	6,893	(3,538)	(4,287)	(2,244)	13,729

Loss before taxes	239,576	(503,496)	(42,958)	36,280	81,081
Income tax/ asset tax	(3,623)	(6,184)	(2,396)	(9,169)	—
Minority interest	(38,325)	(1,788)	(1,675)	(3,622)	(5,260)

Net income	197,628	(511,468)	(47,028)	23,489	75,820

4.	Statistical data as compared with the same period of the four previous years.

Summary	of properties sold in units and thousands of pesos.

Real Estate	Accumulated as of March 31, 2003(1)	Accumulated as of March 31, 2002(1)	Accumulated as of March 31, 2001(1)	Accumulated as of March 31, 2000(1)	Accumulated as of March 31, 1999(1)
Apartments & Loft Buildings
Torres Jardín	161	1,919	5,512	5,744	8,470
Torres de Abasto	462	4,595	8,590	7,883	62,680
Alcorta Palace	—	589	—	20	2,418
Concepción Arenal and Dorrego 1916	100	121	4,085	2,150	1,629
Alto Palermo Park	3,865	9,227	820	5,619	5,523
Alto Palermo Plaza	3,322	2,757	2,513	—	5,055
Other	408	—	—	596	246

Residential Communities
Abril / Baldovinos	13,466	9,130	13,062	16,953	22,173
Villa Celina I, II and III	28	(52)	7	119	2,612
Villa Celina IV and V	—	85	2,708	4,805	—
San Jorge Village	—	—	—	237	4,072
Other	—	—	—	—	—

Undeveloped parcels of land
Monserrat	—	—	1,803	3,716	—
Dique IV	—	—	12,310	—	—
Puerto Madero Dique II	—	—	—	—	54,958
Other	—	—	—	—	—

Other
Serrano 250	—	—	2,814	—	—
Hotel Piscis	9,912	—	—	—	—
Sarmiento 580	—	—	10,837	—	—
Av. De Mayo 701	—	—	3,108	—	—
Rivadavia 2243	—	3,168	—	—	—
Santa Fe 1588	—	8,165	—	—	—
Galerías Pacífico	—	—	—	6,591	—
Libertador 498	2,313	—	—	—	—
Constitución 1111	1,988	—	—	—	—
Madero 1020	5,626	—	—	—	—
Madero 940	1,649	—	—	—	—
Other	736	791	191	1,449	3,161

	44,037	40,495	68,360	55,882	172,997

(1)	Deductions on account of gross sales tax are not included.

5.	Key ratios as compared with the same period of the four previous years.

	March 31, 2003		March 31, 2002		March 31, 2001		March 31, 2000		March 31, 1999
Liquidity ratio
Current Assets	297,019	=2,20	303,217	=0,36	395,641	=1,03	326,569	=0,80	268,281	=0,81
Current Liabilities	134,734		831,563		383,152		406,027		332,677

Indebtedness ratio

Total liabilities	867,147	=1,21	888,885	=1,57	601,664	=0,55	500,539	=0,39	588,443	=0,48
Shareholders’ Equity	715,007		567,346		1,099,161		1,280,715		1,224,354

Income	before income tax, tax on assets and minority interest.

	March 31, 2003		March 31, 2002		March 31, 2001		March 31, 2000		March 31, 1999
Income
Before income tax/
Tax on assets	239,576	=0,46	(503,496)	=(0,47)	(42,958)	=(0,04)	36,280	=0,03	81,081	=0,07
Shareholders’ equity at end excluding (loss) income for the period	517,379		1,078,814		1,146,189		1,146,189		1,148,534

Free translation from the original prepared in Spanish for publication in Argentina

Independent Accountant’s Report

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2003 and 2002, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods then ended, and the complementary notes 1 to 13 and exhibits A to I. In addition, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries for the nine-month periods then ended. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	The Company has prepared the financial statements applying the criteria of valuation, restatement and disclosure established by the Comisión Nacional de Valores, which as explained in Note 1 c) differ from certain aspect of prevailing accounting standards in Argentina. The effect on the financial statements arising from the different valuation criteria have not been quantified by the Company and we have not been able, through the performance of other auditing procedures, to estimate the impact on the financial statements of this divergence from professional accounting standards in Argentina.

4.	As detailed in note 1 to the consolidated financial statements, as result of the economic crisis in Argentina, the Government issued a series of measures that mostly affect the financial year 2002. The future evolution of the crisis may require that the Government modify some of the measures adopted or issue additional regulations. Consequently, the Company’s financial statements must be read in the light of these circumstances.

5.	Our report dated September 9, 2002 on the financial statements at June 30, 2002 and 2001 included a qualification referred to the uncertainty as to whether the Company would be in a position to continue to operate as going concern. As mentioned in Note 1 to the consolidated financial statements, the restructuring of the Company’s debt was satisfactorily completed in November 2002. Consequently, our report on the financial statements at March 31, 2003 does not longer contain the mentioned observation.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires – Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – Email: abelovich@elsitio.net

Independent Accountant’s Report (Contd.)

6.	Based on the work done and on our audit of the financial statements of the Company, for the years ended June 30, 2002 and 2001, on which we issued our qualified report dated September 9, 2002 in relation to the matters mentioned in paragraph 5, we report that the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2003 and 2002 and the consolidated financial statements at those dates, prepared in accordance with accounting standards of the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding them we have no other observations to make than those mentioned in paragraph 3.

7.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are transcribed to the “Inventory and Balance Sheet Book” and comply with the requirements of Commercial Companies Law and the pertinent resolutions of the Comision Nacional de Valores;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business overview report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observation to make;

d)	at March 31, 2003, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 57 thousand, none of which was due at that date.

Buenos Aires

May 9, 2003

ABELOVICH, POLANO & ASOCIADOS	PRICE WATERHOUSE & Co.

/s/ MARCELO HÉCTOR FUXMAN (Partner)	/s/ CARLOS MARTÍN BARBAFINA (Partner)

Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240	Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 1

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires – Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – Email: abelovich@elsitio.net

BUSINESS OVERVIEW

Comment on the quarter’s operations ended March 31,2003.

After a historic GDP fall of 10.9%—the second worst in the world during 2002—accompanied by a severe political, social and institutional crisis, the first quarter of 2003 did not surrender to the uncertainty generated by presidential elections and kept the path of economic recovery started a few months ago.

The economic pace of the country definitively reverted a four-year recession trend, led by a recovery of the industrial activity, mainly in sectors related to exports and to imports substitution. This sector accumulates a 20.2% rise for the first three months, compared to the same period last year, according to the monthly industrial indicator provided by the INDEC.

The decline in the demand for dollars, explained by a lower capital outflow from the country, and the collapse of imports that generated a strong trade surplus, strengthened the exchange rate appreciation in 12% during the quarter—24% from its peak in June 2002—although an active policy in the foreign exchange market, aiming to raise foreign reserves, was carried out by the Central Bank of the Argentine Republic (“BCRA”). This evolution of the exchange rate positively affected our financial position, given the high exposure of our dollar-denominated financial structure.

Alternatively, the achievement of fiscal goals exceeding the amount agreed with the International Monetary Fund, which reached a Ps.1,790 primary surplus—19% over the agreed amount—contributed to strengthen the insipient economic stability.

In this context of investors’ confidence recovery, in which was also possible the definite opening of the “corralón” (frozen deposits), the time deposits for the first quarter of 2003 increased by Ps.6,162 million at the same time the economic future of the country began to revive.

For our Company, the nine-month period ended March 31, 2003 evidenced a Ps.197.6 million profit. This profit is primarily due to the Ps.216.6 million positive result of the “Financing Effects” item. Such income statement item during the present consecutive nine months, has accumulated a net result of Ps.199.3 million, due to the 22% appreciation of the Peso (30% in real terms), from June 30, 2002 till the end of the present quarter. Another variables generated a positive result of Ps.17.6 million.

The sales for the nine-month period ended March 31, 2003, amounted to Ps.164.1 million, a 51.9% increase as compared to Ps.108.0 million during the previous fiscal year. This increase is primarily due to the consolidation, as from this fiscal year, of 100% of APSA revenues as from the current financial year.

In line with our strategy of taking advantage of market opportunities, on March 19, 2003, we sold Piscis Hotel and our stake in Valle de Las Leñas S.A., assets acquired during the second half of last year. Valle de Las Leñas S.A. is the operator of one of the most important ski resorts of the country and Hotel Piscis is a five-star hotel located in the aforementioned ski center. The transaction yielded a gain of US$ 5.9 million in a short period of less than 8 months.

Our hotels continue to benefit from increased tourism, experiencing a constant improvement in their occupation levels. The gap between the low costs in Pesos and dollar-denominated rates are generating an unusual operating margin for the hotel business. In March, the Gross Operating Profit (GOP) was above international average, being 38.6% for the Sheraton hotel, 42.7% for the InterContinental hotel and 44.6% for the Llao Llao hotel.

Total assets increased by 31.0% as compared to the previous fiscal year, reaching Ps.2,023.9 million. Financial debt was reduced in 8.0%, totaling Ps.757.6 million as of March 31, 2003. For a better comprehension of the evolution of our financial debt, we would like to make clear that the amount corresponding to the current period was increased by the consolidation of our controlled company, APSA. However, the effects of inflation on 2002 financial debt and our efforts to its restructuring have been reflected in a decrease as compared to the preceding period. Furthermore, it is important to note that as of the end of the present quarter, 92% of total financial debt corresponded to long term debt, while in the same period of last year it accounted for only 6% of total debt.

Third quarter of fiscal year 2003 highlights, including significant operations occurred after the end of the quarter.

I.    Offices and Other Rental Properties

During the nine-month period ended March 31, 2003, revenues from the Company’s rental portfolio reached Ps.14.1 million, as compared to Ps.37.3 million in the same period for fiscal year 2002. The average occupancy rate has maintained stable with respect to the previous quarter at 72%. Undoubtedly, this segment was the worst hit by the crisis. Although the economy is reactivating, the persistent political uncertainty continues negatively affecting this sector.

The chart below presents information on the Company’s offices and other rental properties as of March 31, 2003.

Offices and Other Rental Properties

	Date of acquisition	Leasable Area (m2) (1)	Occupancy Rate(2)	Monthly rental income Ps./000 (3)	Total rental income for the period ended March 31, Ps.000 (4)			Book Value Ps.000 (5)
					2003	2002	2001

Offices
Inter-Continental Plaza (6)	11/18/97	22,535	77%	456	4,896	10,662	12,050	64,071
Libertador 498	12/20/95	10,533	56%	200	1,872	4,456	5,259	35,486
Maipú 1300	09/28/95	10,325	78%	191	1,692	4,441	4,906	40,889
Laminar Plaza	03/25/99	6,521	90%	252	2,332	4,089	4,110	28,096
Madero 1020	12/21/95	3,075	74%	76	655	1,868	3,100	7,617
Reconquista 823/41	11/12/93	6,100	0%	0	0	2,166	2,539	17,490
Suipacha 652/64	11/22/91	11,453	45%	53	397	1,224	2,284	9,945
Edificios Costero	03/20/97	6,389	31%	40	370	1,338	1,628	23,564
Costeros Dique IV	08/29/01	5,437	48%	50	546	1,525	0	17,583
Others (7)	—	3,556	45%	45	464	1,254	1,402	9,140

Subtotal		85,924	59%	1,363	13,224	33,023	37,278	253,881

Other Rental Properties
Commercial Properties (8)		4,076	98%	12	156	2,338	4,154	1,891
Other Properties (9)		33,478	100%	45	601	1,965	2,409	4,558

Subtotal		37,554	100%	57	757	4,303	6,563	6,449

Related Expenses
Management Fees					506	1,070	1,070

TOTAL OFFICES AND OTHER (10)		123,478	72%	1,420	14,487	38,396	44,911	260,330

Notes:

(1) Total leasable area for each property. Excludes common areas and parking.

(2) Calculated dividing occupied square meters by leasable area.

(3) Agreements in force as of 03/31/03 were computed.

(4) Total consolidated leases, according to the RT4 method, reexpressed as from 02/28/03. Excludes gross income tax deduction.

(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.

(6) Through Inversora Bolívar S.A.

(7) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company).

Cumulative revenues of fiscal years 2002 and 2001 additionally include the revenues from Puerto Madero Dock 5 (fully sold). The revenues of fiscal year 2001 additionally include the revenues from Avenida de Mayo 701 and Puerto Madero Dock 6 (fully sold).

(8) Includes the following properties: Constitución 1111 and Alsina 934/44 (through our Company). Cumulative revenues additionally include: In fiscal years 2002 and 2001, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal year 2001 the revenues from Sarmiento 580 and Montevideo 1975 (fully sold).

(9) Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company—only rents are included since book value is reflected on the Developments table) - Thames, units in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: In fiscal years 2001, the revenues from Serrano 250 (fully sold).

(10) Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

II.    Shopping Centers—Alto Palermo S.A (“APSA”)

During the quarter ended March 31, 2003, we acquired 3.4 million additional shares of APSA, increasing our ownership in our subsidiary operator of shopping centers to 54.9%.

The net income of APSA for the nine-month period ended March 31, 2003 grew to Ps.82.3 million, which considerably contrasts with the negative Ps.49.0 million for the same period of the previous year. The net income for the present period, it is mainly explained by a Net Financial Result of Ps.65.0 million, mostly originated by positive exchange rate differences due to its financial exposure in foreign currency and its depreciation against the Argentine Peso during the last months. Furthermore, the debt buyback at discount during these nine months yielded a gain of Ps.19.7 million.

As of March 31, 2003, APSA’s total revenues amounted to Ps.81.1 million, being 48.6% lower than total revenues for the same period of the previous year. This drop is attributable to the reduction in real terms of collected leases, which indicates that revenues grew at a lower pace than wholesale inflation.

In spite of the appreciation of the real exchange rate, Argentina continued to be one of the preferred tourist destinations of South America for shopping. The country not only has substantial exchange advantages over its neighbors, but also offers an increasing wide range of tourist destinations, very complete and attractive to different kind of public. During the quarter, the inflow of people through Ezeiza International Airport considerably increased by 45.4%, as compared to the same period of the previous year.

In line with this, APSA’s tenant’s sales kept showing the sustained increase which is being evidenced as from the second half of 2002. During the three months ended March 31, 2003, sales reached Ps.218.2 million; 61.6% higher than those for the same period last year. In real terms, this was a 19.4% improvement.

On the other hand, the upsurge in commercial activity was reflected in the increase of APSA’s occupancy levels, the sort of high rates seen only prior to the economic crisis. The evolution of this variable, not only refers to an improvement of its business, but also shows the excellent quality of APSA’s shopping center portfolio, which have a better performance regarding to their demand by potential tenants.

Tenants’ average monthly sales per square meter for the nine-month period totaled approximately Ps.430.

Ours shopping centers have received approximately 68.9 million visitors during the last twelve months. Furthermore, during the first three months of 2003, shopping centers visitors reached its historic peak of approximately 17.9 million people.

APSA’s shopping centers occupancy evolution:

In view of the improvement of its tenant’s position, APSA continue to apply the Coeficiente de Estabilización de Referencia (“CER”) upon a part of the contracts converted into pesos (“pesificados”) and increased the collection in concept of key money upon the signing or renewal of lease agreements in its Shopping Centers.

Tarjeta Shopping

During this quarter, Tarshop S.A., the credit card company in which APSA holds an 80% interest, had a 29.2% decrease in its credit card portfolio (including securitized receivables), from Ps.63.1 million as of March 31, 2002 to Ps.44.6 million as of March 31, 2003. In addition, the number of card holders decreased by 2,948 during this period, amounting to 145,671.

During the course of the quarters, Tarshop S.A. experienced a purge in its credit portfolio after the severe financial crisis. Selling expenses for bad debtors fell from Ps.4.3 million for the first quarter of fiscal year 2003, to Ps.1.6 million for the three months ended December 31, 2002 and to Ps.1.3 million for the quarter ended March 31, 2003. In addition, even if the current portfolio is smaller than it was a year before, it has a better credit quality, rising collection to pre-crisis levels.

Tarjeta Shopping’s share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of March 31, 2003 was 4.7%, 29.9% and 16.0%, respectively. The credit cards activation rate is approximately 54%.

The chart below presents information on APSA’s shopping centers as of March 31, 2003.

Shopping Centers

	Date of Acquisition	Gross Leasable Area m2 (1)	Percentage leased (2)	Total rental income for the nine-month period ended March 31, Ps./000 (3)			Book value Ps./000 (4)
				2003	2002	2001

Shopping Centers (5)
Alto Palermo	12/23/97	18,146	99%	19,635	31,184	39,588	252,224
Abasto	07/17/94	40,476	98%	14,978	29,091	36,221	191,303
Alto Avellaneda	23/12/97	28,251	99%	7,194	20,095	26,793	94,051
Paseo Alcorta	06/06/97	14,949	92%	8,886	16,062	20,104	73,580
Patio Bullrich	10/01/98	11,320	100%	7,698	11,646	12,951	129,411
Alto NOA Shopping	03/29/95	18,904	90%	1,505	3,360	4,006	21,211
Buenos Aires Design	11/18/97	14,291	92%	2,506	5,753	8,027	22,763
Fibesa and others (6)				2,933	4,578	7,146	—
Revenues Tarjeta Shopping				17,706	35,281	32,821	—

TOTAL SHOPPING CENTERS (7)		146,337	96%	83,041	157,050	187,657	784,543

Notes:

(1) Total leasable area in each property. Excludes common areas and parking spaces.

(2) Calculated dividing occupied square meters by leasable area.

(3) Total consolidated rents, according to RT4 method, reexpressed as of 02/28/03. Excludes gross income tax deduction.

(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.

(5) Through Alto Palermo S.A.

(6) Includes revenues from Fibesa S.A. and Alto Invest.

(7) Includes revenues from Fibesa S.A. and Alto Invest.

(8) Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

III. Sales and Developments

Revenues from this segment were of Ps.44.1 million during the nine-month period ended March 31, 2003, as compared to Ps.40.2 million recorded during the same period of fiscal year 2002. This increase mainly results from the sale of the Piscis Hotel in March 2003 which was registered in this segment.

In addition, the appreciation of the Peso and the opening of the during the quarter encouraged the public to invest in low-risk assets like real estate ones. In spite of the current lack of credit for the purchase of properties, the mentioned factors have begun to reactivate the real estate market.

Sales

Abril, Hudson, Province of Buenos Aires—During the quarter ended March 31, 2003, 52 lots of Abril were sold. We are already marketing all the projected neighborhoods, and 91% of the lots are sold. There are 73 houses under construction and 530 finished houses.

In March we sold the 40 pending lots to Pulte for Ps.3.2 million. Pulte cancelled the transaction by returning 27 lots previously acquired, amounting to Ps.2.8 million and cancelled the balance of Ps.0.5 million in cash.

Alto Palermo Park and Plaza—During the three-month period ended March 31, 2003 we sold 5 units of Alto Palermo Park for the total US$ 989,201 and 3 units of Alto Palermo Plaza for US$ 1,096,000. In this way we have successfully concluded the marketing of Alto Palermo Plaza.

Developments

As a result of the clear signs of reactivation of the economy and the real estate market, we begun with the projects for future developments.

Cruceros, Dique 2—It is a unique project in the area of Puerto Madero. The residential building of 6,400 sqm will be constructed next to the “Edificios Costeros” office building. It is oriented to the high-income sector and all its common areas have river view. It will be partially financed through the anticipated sale of apartments. The project is at an advanced stage and we expect to start the pre-sale in the next months.

Purchase of Salguero plot—In March 2003, we signed a contract to purchase a plot in Salguero 3313, opposite Paseo Alcorta shopping center, the most exclusive residential area in the city of Buenos Aires. IRSA plans to build a residential building with large apartments and a privileged view. The transaction was made through an exchange with Establecimientos Providence S.A. in which IRSA will give Providence 25% of the functional units once the project is finished. With the sign of the deed contract, US$ 80,000 were paid in advanced, and US$ 230,000 are still pending to be paid at the moment of the deed of title, expected on June 26, 2003. At that moment, a mortgage guarantee will be made in favor of Providence for US$ 750,000 as a guarantee of the operation. The following chart illustrates IRSA’s development properties as of March 31, 2003

Development Properties	Date of acquisition	Estimated cost real cost (Ps. 000)(1)	Area destined for sales (m2) (2)	Total units or lots (3)	Percentage Constructed	Percentage sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated sales for the nine-month period ended March 31, (6) (Ps. 000)			Book value (Ps. 000) (7)
								2003	2002	2001
								(Ps. 000)	(Ps. 000)	(Ps. 000)
Apartment Complexes
Torres Jardin	07/18/96	56.579	32.244	490	100%	98%	70.028	161	1.919	5.512	484
Torres de Abasto (8)	07/17/94	74.810	35.630	545	100%	99%	109.245	462	4.595	8.590	555
Palacio Alcorta	05/20/93	75.811	25.555	191	100%	100%	76.583	1	589	—	—
Concepción Arenal	12/20/96	15.069	6.913	70	100%	99%	11.617	100	121	3.755	79
Alto Palermo Park (9)	11/18/97	35.956	10.369	73	100%	97%	46.027	3.865	9.227	820	1.216
Otros (10)		50.430	26.545	184	100%	88%	56.717	3.730	2.757	2.843	994
Subtotal		308.655	137.256	1.553	N/A	N/A	370.217	8.319	19.208	21.520	3.328

Residential Communities
Abril/Baldovinos (11)	1/3/95	130.955	1.408.905	1.273	100%	92%	201.490	13.466	9.130	13.062	11.147
Villa Celina I, II y III	5/26/92	4.742	75.970	219	100%	99%	13.952	28	(52)	7	43
Villa Celina IV y V	12/17/97	2.450	58.480	181	100%	99%	9.482	—	85	2.708	10
Otros terrenos		—	—	—	0%	0%	—	—	—	—	—
Subtotal		138.147	1.543.355	1.673	N/A	N/A	224.924	13.494	9.163	15.777	11.200

Land Reserve
Dique 3 (12)	9/9/99		10.474		0%	—	—	—	—	—	25.973
Puerto Retiro (9)	05/18/97		82.051		0%	—	—	—	—	—	46.203
Caballito	11/3/97		20.968		0%	—	—	—	—	—	13.616
Santa Maria del Plata	07/10/97		715.952		0%	—	—	—	—	—	116.065
Pereiraolo (11)	12/16/96		1.299.630		0%	—	—	—	—	—	21.873
Monserrat (9)	11/18/97		3.400		0%	100%	5.518	—	—	1.803	—
Dique 4 (ex Soc del Dique)	12/10/97		4.653		0%	50%	12.310	—	—	12.310	6.160
Otras (13)			4.439.447		0%		—	—	—	—	139.509
Subtotal			6.576.575		N/A	N/A	17.828	—	—	14.113	369.399

Other
Hotel Piscis		5.231		1	100%	100%	9.912	9.912	—	—	—
Sarmiento 580	1/12/94	11.691	2.635	14	100%	100%	10.837	—	—	10.837	—
Santa Fe 1588	11/02/94	8.341	2.713	20	100%	100%	8.166	—	8.165	—	—
Rivadavia 2243/65	5/2/94	8.166	2.070	4	100%	100%	3.660	—	3.168	—	—
Libertador 498	12/20/95	7.452	2.191	3	100%	100%	5.931	2.313	—	—	—
Constitución 1159	09/16/94	2.314	2.430	1	100%	100%	1.988	1.988	—	—
Madero 1020	12/21/95	9.896	2.768	5	100%	100%	8.154	5.626	—	—	1.637
Madero 940	08/31/94	2.867	772	1	100%	100%	1.649	1.649	—	—	—
Otras Propiedades (14)		81.877	44.207	263	100%	99%	105.459	736	791	6.113	561
Subtotal		137.835	59.786	312	N/A	N/A	155.756	22.224	12.124	16.950	2.198

Subtotal		584.637	8.316.972	3.538	N/A	N/A	768.725	44.037	40.495	68.360	386.125
Interest for financing property sales–Management Fees								252	1.108	2.843

TOTAL (15)		584.637	8.316.972	3.538	N/A	N/A	768.725	44.289	41.603	71.203	386.125

Notes:

(1) Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.

(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5) Includes only cumulative sales consolidated by the RT4 method, adjusted for inflation as of 02/28/03.

(6) Corresponds to the Company’s sales consolidated by the RT4 method, adjusted for inflation as of 02/28/03. Excludes gross income tax deduction.

(7) Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 02/28/03.

(8) Through APSA S.A.

(9) Through Inversora Bolívar S.A.

(10) Includes the following properties: Jerónimo Salguero 3133, Dorrego 1916 (fully sold through our Company), República de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 J.M. Moreno 285 (through Baldovinos) and units for sale in Alto Palermo Plaza (through Inversora Bolívar).

(11) Directly through our Company and indirectly through Inversora Bolívar S.A.

(12) Through Bs As Trade & Finance S.A.

(13) Includes the following land reserves : Torre Jardín IV, Constitución 1159, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Benavidez plots (through Inversora Bolívar S.A.) and Alcorta plots, Neuquén, Rosario, Caballito and the Coto project (through APSA S.A.).

(14) Includes the following properties: Sarmiento 517 (through our Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. De Mayo 701, Rivadavia 2768, Serrano 250; (fully sold through our Company).

(15) Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

IV.    Hotels

Total revenues from the hotel segment amounted to Ps.25.3 million for the nine-month period ended March 31, 2003, as compared to Ps.30.6 million recorded during the same period of fiscal year 2002. In nominal terms, this means an increase of 37%.

Hotels continue to show an excellent performance as the result of the devaluation of the Peso and the influx of tourists to Argentina. With these favorable conditions, the Government is promoting the arrival of foreigners to Argentina, encouraging this activity which is generating considerable income and has great potential. Although all our hotels are increasing their occupancy levels and average rates, Hotel Llao Llao achieved an occupancy rate of 78% in March this year, with the highest rates per room in Argentina. This hotel is consolidating its position as a top-level resort in Argentina, unique for its services and its location.

The InterContinental hotel was chosen in April 2003 as the “Best Hotel of South America” by the prestigious TV network CNN, receiving the “Ultimate Service Awards 2002”, one of the most important of the tourist industry at international level. In this way, the InterContinental Buenos Aires hotel is globally recognized as a regional leader for the excellence and high quality of the service provided to its clients. It is noteworthy that this award is based on the vote of each traveler who uses different hotel chains and knows how to distinguish luxury, warmth, comfort, and the best hospitality in the same place.

As we did many times during the 90’s, we continue taking advantage of opportunities in the market and on March 19, 2003 we sold the Piscis Hotel and our stake in the Valle de Las Leñas S.A. The transaction yielded a gain of US$ 5.9 million gain in a short period of less than 8 months. This sale was recorded on the Sales and Developments segment.

The chart below shows information regarding our Company’s hotels estimated for the nine-month period ended March 31, 2003.

Consolidated Hotels

Hotel	Date of acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of March 31, (Ps. 000) (3)			Book value as of March 31, 2003 (Ps. 000)
					2003	2002	2001

Inter-Continental	11/97	312	53	246	16,650	18,109	29,947	57,972
Sheraton Libertador	3/98	200	48	220	8,291	12,461	17,709	40,195
Piscis (4)	9/02	—	—	—	334	—	—	—

Total		512	51	286	25,275	30,570	47,656	98,167

Non Consolidated Hotels

Hotel	Date of acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of March 31, (Ps. 000) (5)			Book value as of March 31, 2003 (6) (Ps. 000)
					2003	2002	2001

Llao Llao	6/97	158	68	448	18,962	14,513	16,447	14,145

Total (7)		768	55	236	44,237	45,083	64,103	112,312

Notes:

(1) Accumulated average in the period.

(2) Accumulated average in the period.

(3) Corresponds to our total sales consolidated under the traditional method adjusted by inflation as of March 02/28/03.

(4) The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.

(5) Although Llao Llao Hotel’s sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA’s effective participation.

(6) The book value represents the value of our investment.

(7) It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

V.    Financial Transactions and Others

Impact of exchange rate fluctuations on the Company’s financial position—Our dollar-denominated liabilities have been positively affected by the 22% Peso appreciation during the nine-month period ended March 31, 2003, generating a positive result for our Company of Ps.258.3 million. The exposure of our assets to this same macroeconomic indicator during the same period in fiscal year 2002 generated a loss of Ps.59.1 million. The net result generated by the appreciation of the Peso was of Ps.199.3 million and is registered under “Financial Results”. It considerably explains the gain for this period.

Purchase of APSA’s shares and Convertible Notes—During January 2003, we have acquired 3.4 million of additional shares of APSA, thus increasing our ownership to 54.9%. Moreover, we have acquired 2.6 million of APSA’s Convertible Notes that together with the 27,324,848 convertible notes subscribed at the moment of the issuance, amount to 59.9% of the convertible notes issued by our subsidiary.

Conversion of Notes—After the end of the third quarter ended March 31, 2003, the conversion right was exercised for 4,380 units. As a result, 8,862 common shares of Ps.1.0 face value per share were issued.

Hence, the amount of outstanding Convertible Notes decreased to U$S 99,995,170 while the Company’s outstanding shares went from 211,999,273 to 212,008,135.

Buyback of APSA’s debt—During the three-month period ended March 31, 2003 APSA continued the bond buyback process of the Ps.120 million APSA-SAPSA FRN due January 2005, repurchasing Ps.15.8 million face value, which would have represented a Ps.22.7 million debt as of March 31, 2003. To undertake this operation, a debt with IRSA and Parque Arauco was contracted. The cancellation in advance, allowed APSA to obtain a discount of 16% (Ps.3.6 million).

Additionally, APSA repurchased the amount of Ps.0.5 million of the Ps.85 million Notes due April 2005, which resulted in a Ps.0.2 million gain.

Improvement in the rating of our Global Program for up to US$ 250 million—On January 28, 2002, Fitch Argentina, raised the rating of our Global Program for up to US$ 250 million, from C (arg) to B- (arg). This raise is a consequence of our debt restructuring by which we have extended all maturities on a long-term basis. Our Secured Floating Rate Notes for US$ 37.4 million have been issued under this program.

New improvement of the risk rating of APSA’s structured debt—In April, 2003, Standard & Poor’s International Ratings LLC (local branch) raised the rating of the Ps.85 million Notes from raCCC+ with negative trend to raB+ with stable trend. According to some arguments presented by the rating agency, this rating upgrade reflects the “improvement in the performance and financial profile of the Company, due to the gradual recovery of the business variables of APSA as from the second half of 2002. Additionally, the financial restructuring undertaken during 2002 resulted in an improvement in its cash flow as well as in its interest and indebtedness coverage ratios”.

VI.    Brief comments on prospects for the Oncoming Quarter

For Argentina, although the refinancing of the past-due debt payments with the IMF would assist in a decrease of the economic uncertainty, the political and electoral scenario is very complicated and remains the only stumbling block at the time of making macroeconomic predictions.

The recovery of the economy of our country is already an undeniable fact. There is still some political uncertainty that will be dissipated next May 18th in the presidential election. Last April 27 th, no candidate was able to obtain an absolute majority, leading to a second ballot for the next week between the former president Carlos Menem and the governor of the Province of Santa Cruz, Kirchner. Both candidates are from the “peronista” party. The challenge facing the next Government will be to achieve a fiscal balance and reach an agreement with the IMF for the refinancing of the foreign debt.

After enduring one of the worst beatings of any economy in the world in 2002, the Argentina of 2003 has one of the highest growth prospects of any country. Thanks to the restructuring undergone by IRSA over the past few years, as well as the refinancing of our debt and the issuing of US$ 100 million in Convertible Notes, we are now in a privileged position and with enough cash to capitalize on opportunities arising in the market, and to launch those projects delayed by the recession.

After being hit by the crisis and the devaluation, Argentina arises as a great opportunity which we trust will be recognized by investors around the world. The capital inflow will restore the industry and the financial market, increasing our businesses. Our shopping centers and hotels are already being benefited from the tourism and we expect an increase even higher due to the rise in foreigner’s visits. Additionally, future visits of foreign executives in search of investments will revive the business activity of our Intercontinental and Sheraton Hotels, located in the center of the city of Buenos Aires.

We believe that our cautious track record distinguishes us in the Argentine market and we are firmly committed to continued growth that will help consolidate us as one of the most important groups in the country.